Exhibit 2.1

Execution Version

Dated April 12, 2015
TRANSACTION AGREEMENT
AND PLAN OF MERGER

between
AVID TECHNOLOGY, INC.
As Acquirer
MESSINIO LTD.
As Target Company
and

ORAD HI-TECH SYSTEMS LTD.
As Absorbing Company

8.1	OCS Notice	21
8.2	Investment Center Approval	21
8.3	Other Consents and Proceedings	21
8.4	No Commitments	21
9.	Implementation of the Merger	22
9.1	Announcement; Proxy Statement; Shareholder Meeting	23
9.2	Access to Information; Confidentiality	23
9.3	Notices	23
9.4	Company Options	24
9.5	Benefit Plans	24
9.6	Merger Proposal	24
9.7	Approval of Sole Shareholder of Merger Sub; Notification to Registrar of Companies	25
9.8	Delisting; Cooperation	25
9.9	OCS Clarification	26
9.10	Parent Closing Payments	26
9.11	Employment Matters	26
9.12	Transfer of Merger Sub Shares	26
9.13	Encryption	27
10.	Fees	28
10.1	Transaction Expenses	28
10.2	Break Fee	28
10.3	Payment Method	28
10.4	Interest	28
10.5	No Action	28
11.	Indemnification; D&O	28
11.1	Directors’ and Officers’ Indemnification and Insurance	29
12.	Public Disclosure	30
13.	Israeli Tax Rulings	30
13.1	Options Tax Ruling	31
13.2	Withholding Tax Ruling	31
13.3	Tax Proceedings	31
14.	Closing Conditions	32
14.1	Conditions to Each Party’s Obligation to Effect the Merger	32
14.2	Conditions to Obligations of Parent and Merger Sub.	33
14.3	Conditions to Obligation of the Company	33
15.	Termination, Amendment and Waiver	34
15.1	Termination	34
15.2	Notice of Termination; Effect of Termination	34
15.3	Amendment	35
15.4	Extension; Waiver	36
15.5	Procedure for Termination, Amendment, Extension or Waiver	36
16.	General Provisions	36
16.1	Information and Cooperation	36
16.2	Non-survival of Representations and Warranties	36
16.3	Notices	36
16.4	Severability	37

16.5	Counterparts	37
16.6	Entire Agreement; Third-Party Beneficiaries	37
16.7	Governing Law	37
16.8	Arbitration	37
16.9	No Assignment; Binding Effect	37
16.10	Enforcement	39
16.11	Interpretation	39

List of Exhibits and Schedules

Exhibits
Exhibit (D)    Major Shareholders of the Company
Exhibit 1.1    Definitions
Exhibit 4    Representations and Warranties of the Company
Exhibit 6.1    Ordinary Course Covenants

The Company Disclosure Schedules

This Transaction Agreement and Plan of Merger (the “Agreement”) is made and entered into as of the date first written above between:

(1)	Avid Technology, Inc., a company incorporated under the laws of the State of Delaware (“Parent”);

(2)	Messinio Ltd., a company incorporated under the laws of the State of Israel (“Merger Sub”) and a wholly-owned indirect subsidiary of Parent; and

(3)
Orad Hi-Tech Systems Ltd., a company incorporated under the laws of the State of Israel and listed on the regulated market of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) (“FSE”) (the “Company”).

(Parent, Merger Sub, and the Company are each referred to herein as a “Party” and collectively as the “Parties”.)
Whereas:

(A)
The Parties intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of sections 314 through 327 of the Companies Law, 5759-1999 of the State of Israel (the “ICL”), following which Merger Sub will cease to exist, the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Ordinary Share with a nominal value of NIS 0.01 (one Israeli Agora) per share of the Company (“Company Ordinary Share”) not owned by Parent, Merger Sub or the Company shall be converted into the right to receive EUR 5.67 (five Euro and sixty seven Cents) in cash in the manner set forth herein.

(B)
The Board of Directors of the Company has (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements (collectively, the “Transactions”) are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation (as defined below) will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the other Transactions, and (iii) determined to recommend to the shareholders of the Company the approval of this Agreement and the Merger.

(C)
The Board of Directors of each of Parent and Merger Sub has approved this Agreement, the Merger and the other Transactions, and the Board of Directors of Merger Sub has (i) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of the Company to its creditors, and (ii) recommended that the sole shareholder of Merger Sub vote to approve this Agreement, the Merger and the other Transactions.

(D)
Simultaneously with the execution and delivery of this Agreement, as a condition to Parent’s entering into this Agreement and as an inducement thereto, the shareholders of the Company identified in Exhibit (D) are entering into an agreement with Parent (each a “Voting and Support Agreement”) pursuant to which each of these shareholders agrees to take specified actions in furtherance of the Merger, including the approval of the Merger and adoption of this Agreement.

(E)	Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

It is agreed as follows:

1.	Definitions

1.1    Definitions in the Agreement
For the purposes of this Agreement, the defined terms used in this Agreement that are identified by capitalization always have the meaning as set forth in Exhibit 1.1, it being understood that these definitions are applicable to the singular as well as the plural forms of such terms.
1.2    Definitions in Exhibits or Schedules
Wherever terms are defined in the Exhibits or Schedules to this Agreement in deviation from the terms as defined in Section 1.1, the definitions used in the Exhibits or Schedules shall, but only for purposes of the interpretation and scope of the respective Exhibits or Schedules, prevail over the meaning of the terms as defined in Exhibit 1.1.

2.	The Merger

2.1    The Merger
On the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of sections 314 through 327 of the ICL, Merger Sub (as the target company (Chevrat Ha’Ya’ad)) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet)) at the Effective Time (as defined below). At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Surviving Corporation shall continue to be governed by Israeli law and shall become a wholly owned subsidiary of Parent and shall succeed to and assume all rights, properties and obligations of Merger Sub while all rights, liabilities, privileges, debts, duties and powers of the Company shall continue unaffected by the Merger in accordance with the ICL (except if otherwise contemplated by this Agreement or the related Transactions).
2.2    Closing
The closing of the Merger (the “Closing”) shall take place by way of an exchange - through electronic means or by telefax or mail - of electronic or physical copies of the relevant documents and other communication as from 10:00 am Israel Standard Time (IST) on the second Business Day following the date on which each of the Closing Conditions (as defined below) is satisfied or, to the extent permitted by Law, waived by the Party entitled to waive such Closing Condition (except for any Closing Conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such Closing Conditions or waiver by the Party entitled to waive such Closing Conditions) or at such other time, date and location as the Parties hereto shall mutually agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”.
2.3    Effective Time
Before the Closing, Parent shall prepare, and as soon as practicable after satisfaction or waiver of the Closing Conditions (other than those Closing Conditions that by their nature are to be satisfied at the Closing, but in that case subject to the satisfaction or waiver of such Closing Conditions), and in accordance with the customary practice of the Companies Registrar, Merger Sub shall, jointly with the Company, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice (the “Merger Notice”) informing the Companies Registrar of the Merger and the proposed date of the Closing and requesting that on the Closing Date the Companies Registrar declare the Merger effective and issue a certificate evidencing completion of the Merger in accordance with section 323(5) of the ICL (the “Certificate of Merger”). On the Closing Date (and as a condition to Closing), in accordance with the customary practice of the Companies Registrar, Merger Sub shall request, following confirmation by the Company, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger. The Merger shall become effective upon consummation of the Closing, which shall be conditioned on (among other things) the issuance by the Companies Registrar of the Certificate of Merger in accordance with section 323(5) of the ICL (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

2.4    Effects
The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation; all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation; all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation and all the rights, privileges, immunities, powers and franchises of the Surviving Corporation shall continue unaffected by the Merger in accordance with the ICL.
2.5    Memorandum and Articles of Association

2.5.1    Unless otherwise determined by Parent prior to the Effective Time, the articles of association of the Company, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Corporation, until thereafter amended as provided therein or by applicable Legal Requirement.

2.5.2    Unless otherwise determined by Parent prior to the Effective Time, the memorandum of association of the Company, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Corporation until thereafter amended as provided therein or by applicable Legal Requirement.

2.6    Directors
The Parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Corporation’s articles of association.
2.7    Officers
The officers of the Company immediately before the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

3.	Effect on the Share Capital and Options; Exchange of Certificates

3.1    Effect on Share Capital and Options
At the Effective Time, by virtue of the Merger and without any action on the part of the holder or beneficial holder of any Company Ordinary Share or any shares of Merger Sub, the following shall apply:
3.1.1    Share Capital of Merger Sub

Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without further action on the part of Parent or Merger Sub, be converted into and become one fully paid and non-assessable ordinary share, par value NIS 0.01 (one Israeli Agora) per share, of the Surviving Corporation as shall be issued and outstanding as of the Effective Time and such ordinary shares shall constitute the only outstanding share capital of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub will evidence ownership of such shares of the Surviving Corporation.
3.1.2    Conversion of Company Ordinary Shares

At the Effective Time, each Company Ordinary Share issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive EUR 5.67 (five Euro and sixty seven Cents) in cash (the “Per Share Merger Consideration”), without interest and subject to any applicable withholding of Taxes. Currently, Clearstream Banking AG, Frankfurt am Main (the “Record Company Shareholder”) is the sole holder of record of all Company Ordinary Shares and indirectly holds such shares for the beneficial holders, such beneficial holdings of Company Ordinary Shares being recorded on the books of the Record Company Shareholder, of the depositary banks that maintain an account with the Record Company Shareholder and of other intermediary institutions (the “Book Entry Shares”). The Per Share Merger Consideration is subject to potential adjustments pursuant to Section 3.1.4. The amount of cash each beneficial holder of outstanding Company Shares immediately prior to the Effective Time (“Company Shareholder”) is entitled to receive shall be rounded to the nearest cent, computed after aggregating all cash amounts for all Company Ordinary Shares beneficially held by such Company Shareholder. As of the Effective Time, each Company Ordinary Share that was converted into the right to receive the Per Share Merger Consideration as provided in this Section, shall no longer be outstanding and shall automatically be cancelled and cease to exist, and the Record Company Shareholder who holds four global share certificates in which all Company Ordinary Shares are embodied (the “Certificates”) shall cease to have any rights or beneficial rights with respect to such Company Ordinary Share, except the right to receive for each Company Ordinary Share, upon surrender of the Certificates in accordance with Section 3.3 (Exchange of Certificates; Book Entry Shares), the payment of the Per Share Merger Consideration (as such amount may be adjusted pursuant to this Agreement) without interest and subject to any applicable withholding of Taxes, with the Parties’ joint understanding that the Record Company Shareholder will pay out the Per Share Merger Consideration to the Company Shareholders in exchange for the Book Entry Shares. For Company Ordinary Shares that are Section 102 Shares, payment will not be made to the respective holder, but will be made directly to the 102 Trustee on behalf of the respective holder.
3.1.3    Company Options

3.1.3.1    At the Effective Time, each unexpired and unexercised option to purchase Company Ordinary Shares granted under any Company Options Plan (“Company Option”) that is outstanding immediately prior to the Effective Time (whether vested or unvested) shall be cancelled effective as of the Effective Time and shall thereafter have no force and effect and not confer any rights except as forth in this Section 3.1.3, provided however that, each Company Option that is vested immediately prior to the Effective Time (“Vested Option”) and has an exercise price per share that is less than the Per Share Merger Consideration, after giving effect to currency exchange, if applicable, pursuant to Section 3.1.3.4 below (such Vested Option, a “Cashed-Out Option”), shall entitle the beneficial owner of such Cashed-Out Option to receive, with respect to each Company Ordinary Share underlying such Cashed Out Option, the Per Share Merger Consideration less the exercise price of such Vested Option, after giving effect to currency exchange, if applicable, pursuant to Section 3.1.3.4 below (the “Option Payment”), all subject to the mechanism set forth in this Section 3.1.3. Payment of the Option Payment due with respect to any Company Option shall be made without interest and subject to any applicable withholding Taxes and, where applicable, the terms and conditions of the Options Tax Ruling. The amount of cash each holder of Vested Options is entitled to receive for the Company Options held by such holder shall be rounded to the nearest cent, computed after aggregating cash amounts for all Company Options held by such holder. For Vested Options that are Company 102 Options, payment shall not be made to the respective holder, but shall be made directly to the 102 Trustee on behalf of the respective holder. Vested Options that are not Company 102 Options shall be settled by the Company no later than three (3) Business Days after the Effective Time, and Parent undertakes to wire to the Company’s bank account, at Closing, the entire portion of the Option Payments to be made to all holders of Vested Options that are not Company 102 Options.

3.1.3.2    With respect to Company Options that are outstanding but unvested immediately prior to the Effective Time as provided herein (the “Unvested Options”), each Unvested Option will be cancelled at the Effective Time and in substitution therefore Parent shall issue restricted stock units (the “Parent RSUs”) that shall entitle the holders of such Unvested Options to acquire on the same vesting schedule and subject to the same continued employment conditions as where previously applicable to such Unvested Option (except as provided below) shares of common stock, par value USD 0.01 per share, of Parent (“Parent Common Stock”). Each Unvested Option shall be substituted with that number of Parent RSUs equal to the quotient (rounded to the nearest whole share) of (A) the product of \ (i)

the number of Company Ordinary Shares underlying the Unvested Option, as of immediately prior to the Effective Time; times (ii) the Spread Value divided by (B) the average of the closing sales price of the Parent Shares as quoted on NASDAQ for the twenty (20) consecutive trading days immediately following the Closing Date . The cancellation and substitution of such Unvested Options shall be effected through the issuance and grant by Parent of the Parent RSUs under the Parent 2014 Stock Incentive Plan. The shares of Parent Common Stock underlying the Parent RSUs will be, as of Closing, and thereafter, registered under an effective registration statement of Parent on Form S-8, and will be exempt from prospectus in Israel pursuant to Section 15D of the Israeli Securities Law. With respect to any Unvested Option which is a Company 102 Option, Parent shall take reasonable best efforts to verify that the Parent RSUs shall be allocated promptly after the Closing pursuant to the terms and conditions of section 102 of the Israeli Income Tax Ordinance, 1961, as amended, and the rules and regulations promulgated thereunder (the “Ordinance”) and the Options Tax Ruling to the 102 Trustee and held in trust by the 102 Trustee pursuant to the applicable provisions of section 102 of the Ordinance, the Options Tax Ruling and the terms and conditions, including vesting, pursuant to which such Unvested Option was granted and the two year lock up period under section 102 of the Ordinance shall be deemed to have commenced upon the date on which such lock up period commenced for the original Unvested Option to the extent the Options Tax Ruling (if obtained) so provides. In this Agreement, “Spread Value” shall mean for each Unvested Option, the positive difference between the Per Share Merger Consideration and the exercise price of such Vested Option, after giving effect to currency exchange, if applicable, pursuant to Section 3.1.3.4 below. Notwithstanding anything to the contrary, if any Unvested Option has an exercise price that is equal to or greater than the Per Share Merger Consideration, then no than Parent RSUs shall be substituted in respect of such Unvested Option and such Unvested Options shall be cancelled without consideration.

3.1.3.3    Prior to the Effective Time, the Company shall take all action that may be reasonably necessary (under the Company Option Plans and otherwise, including providing the holders of Company Options (“Optionholders”) with notice of their rights with respect to any such Company Options as provided herein and/or obtaining such Optionholders’ acknowledgements, to the extent required) to effectuate the provisions of this Section 3.1.3 and to ensure that, from and after the Effective Time, Optionholders have no rights with respect thereto other than those specifically provided in this Section 3.1.3.

3.1.3.4    Any Company Option with respect to which the exercise price is in any currency other than Euro (the “Foreign Currency”), shall be treated as follows: the exercise price in the Foreign Currency shall be converted into Euro based on the applicable exchange rate between such Foreign Currency and the Euro published in the Wall Street Journal on the second (2nd) Business Day prior to the Closing Date. The converted exercise price will be used with respect to such Company Options in connection with the procedure set forth in Section 3.1.3.1.

3.1.4    Adjustments

3.1.4.1    Without limiting the scope of the remaining provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding Company Ordinary Shares, or rights to receive Company Ordinary Shares, shall occur, including as the result of (i) a reorganization, reclassification, recapitalization, share split (including a reverse share split), combination, exchange or readjustment of shares, (ii) any sale of treasury shares, (iii) any issuance of new shares (except by way of the exercise of Company Options existing as of the date hereof in accordance with the vesting schedule and other terms and conditions for the exercise of such Company Options as on the date hereof) or of share options or securities convertible into shares, or (iv) any share dividend or share distribution (including any dividend or distribution of share options or securities convertible into shares), in each case with a record date during such period, the Per Share Merger Consideration as provided in Section 3.1.2 shall be equitably adjusted to reflect such change, such that all references in this Agreement to specified prices, numbers of shares affected thereby, or any value thereof, and all calculations provided for that are based upon numbers of shares

(or value thereof) affected thereby, shall be equitably adjusted to the extent necessary to provide the Parties the same economic effect as contemplated by this Agreement prior to such change.

3.1.4.2    In the event of a breach of any No-Leakage Covenants or No-Leakage Warranties, the Per Share Merger Consideration as provided in Section 3.1.2 shall be equitably adjusted to reflect the Covenant Leakage Amount and/or Warranty Leakage Amount, such that the aggregate consideration payable to the Company Shareholders by the Parent shall be reduced by such amount or amounts.

3.2    Option Consideration; Payment Timing

At Closing and subject to Sections 3.3.7 (Withholding Rights) and Section 13 (Israeli Tax Rulings), if obtained, Parent shall transfer, or cause to be transferred, to the account designated by the 102 Trustee the aggregate consideration that holders of Vested Options that are Company 102 Options and Company 102 Shares (the “Plan Securities”) are entitled to receive pursuant to Sections 3.1.2 and 3.1.3. All such payments with respect to Plan Securities shall be held and distributed in accordance with the terms of and subject to the conditions set forth in Sections 3.1.2 and 3.1.3 above, and pursuant to the agreement with the 102 Trustee, the terms governing the applicable Plan Security and applicable Laws (including the provisions of section 102 of the Ordinance and the Options Tax Ruling, if obtained). Parent shall instruct the 102 Trustee to comply with any applicable Israeli Tax withholding requirements with respect to payments in respect of Plan Securities and with any procedures required by the Options Tax Ruling, if obtained. The holders of Cashed-Out Options (other than Cashed-Out Options that are Company 102 Options) shall be entitled to receive such amounts of cash in accordance with the terms of Sections 3.1.3, 3.3.7 and 9.4. The holders of Cashed-Out Options subject to section 102 of the Ordinance shall be entitled to receive such amounts of cash pursuant to the provisions of Section 9.4. Parent shall irrevocably instruct the 102 Trustee to deliver the cash to be paid pursuant to Section 3.1.3 and this Section 3.2 out of the Exchange Fund (as defined below). All payments detailed in this Section 3.2 shall be referred to as “Option Consideration”.
3.3    Exchange of Certificates; Book-Entry Shares

3.3.1    Paying Agent

Prior to the Closing, Parent shall, subject to the approval of the Company (not to be unreasonably withheld), appoint as paying agent in the Merger a mutually acceptable financial institution (the “Paying Agent”) accustomed to act as a paying/distribution agent with respect to companies whose securities are deposited with the Record Company Shareholder, and listed on the regulated market of the FSE and the Parent shall enter into a paying agent agreement with the Paying Agent, in a form reasonably acceptable to the Company (the “Paying Agent Agreement”) and deliver a copy of the executed Paying Agreement to the Company. On or prior to the Closing Date, Parent shall deposit with the Paying Agent the amounts payable to the Company Shareholders pursuant to Sections 3.1.2 and 3.1.4 (such cash amounts together with the amounts to be disbursed to the 102 Trustee pursuant to Section 3.2 above being hereinafter referred to as the “Exchange Fund”).
3.3.2    Parent shall use reasonable best efforts that the Paying Agent Agreement will - as a genuine contract in favor of the Company's Shareholders (echter Vertrag zugunsten Dritter) under German law - provide that the Paying Agent shall, immediately after the Effective Time and in accordance with the provisions of this Agreement, distribute the Per Share Merger Consideration to the Record Company Shareholder to be forwarded to the Company Shareholders, and if the Paying Agent Agreement does not reflect such provisions, Parent shall use its reasonable best efforts to verify that another Person shall act for the benefit of the Company's Shareholders in lieu of the Paying Agent. The Paying Agent Agreement shall - as a genuine contract in favor of the Company's Shareholders (echter Vertrag zugunsten Dritter) under German law - provide that (i) the Paying Agent shall, immediately after the Effective Time and in accordance with the provisions of this Agreement, distribute the Per Share Merger Consideration to the Record Company Shareholder to be forwarded to the Company Shareholders, and (ii) as from the Effective Time, Parent shall not withdraw from the Paying Agent, and Paying Agent shall not return to Parent, the Per Share Merger Consideration received by the Paying

Agent other than in accordance with the provisions of this Agreement. The receipt of the Exchange Fund by the Record Company Shareholder and/or the 102 Trustee, as the case may be, shall be sufficient to discharge of the Parent’s obligation to pay the amount of cash in question, and the Parent shall have no responsibility or liability, under any circumstances, for the allocation thereof among the Company Shareholders or Optionholders.
3.3.3    Exchange Procedures

Within two days after the Effective Time, the Surviving Corporation shall cause the Paying Agent to disburse to the Record Company Shareholder, for transmission via the chain of depositary institutions to the Company Shareholders a letter of transmittal in a form agreed to between the Company and Parent prior to the Effective Time (the “Letter of Transmittal”), which shall include (among other information) (i) instructions for use in effecting the surrender of the Book-Entry Shares in exchange for payment of the Per Share Merger Consideration for each Company Ordinary Share previously represented by such Book-Entry Share and (ii) a declaration in which the beneficial owner of Company Ordinary Shares underlying a Book-Entry Share provides certain information necessary for Parent to determine whether any amounts need to be deducted or withheld from the applicable amounts payable to such beneficial owner pursuant to the terms of the Withholding Tax Ruling (as defined herein), if obtained. The Paying Agent shall instruct the Company Shareholders to deliver to the Paying Agent such Letter of Transmittal, duly completed and validly executed in accordance with its instructions (and such other documents as may reasonably be required by the Paying Agent or Parent), and on the Settlement Date (as defined below) occurring immediately after such delivery (or, if no such delivery occurs, on the Final Settlement Date (as defined below)), the holder of such Book-Entry Shares shall be paid in exchange therefor the Per Share Merger Consideration subject to any applicable withholding Taxes, for each Company Ordinary Share formerly represented by such Book-Entry Shares, and the Book-Entry Shares so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.3.3, each Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive, for each underlying Company Ordinary Share, the applicable Per Share Merger Consideration, as contemplated by this Section 3, subject to any applicable withholding Taxes. No Company Shareholder shall be entitled to receive any amount in the Settlement, unless such holder surrenders the executed Letter of Transmittal for payment in accordance with this Section 3.3.3. On the Final Settlement Date (as defined below), the Paying Agent shall make payments for all remaining Book Entry Shares for which duly completed and validly executed Letter of Transmittal were not delivered, after withholding the maximum applicable amount required by Law. The Paying Agent shall make payments to the Record Company Shareholder in accordance with this Section 3.3.3 on the following dates (each, a “Settlement Date”) (i) the fifteenth (15th) Business Day following the Closing Date; and (ii) the thirty-fifth (35th) Business Day following the Closing Date (the “Final Settlement Date”). Parent shall arrange for reasonable handling fees to be paid by the Paying Agent to the depositary banks maintaining accounts with the Record Company Shareholder and other intermediary financial institutions for carrying out the settlement, including approaching the Company Shareholders and returning all forms duly filled out and executed that are required under Section 3.3.7.

3.3.4    No Further Ownership Rights in Company Ordinary Shares

The Per Share Merger Consideration paid in respect of each Company Ordinary Share upon the surrender for exchange of Book-Entry Shares in accordance with the terms of this Section 3 shall be deemed to have been paid in full satisfaction of all rights pertaining to Company Ordinary Shares previously represented by such Book-Entry Shares, and at the Effective Time, the share transfer books and shareholder register of the Company shall be closed and thereafter there shall be no further registration of transfers on the share transfer books and shareholder register of the Surviving Corporation of the Company Ordinary Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Book-Entry Shares that evidenced ownership of Company Ordinary Shares outstanding immediately prior to the Effective Time shall cease to have any rights or beneficial rights with respect to such Company Ordinary Shares, except as otherwise provided for herein or by applicable Legal Requirement. Subject to the last sentence of Section 3.3.6 (No Liability), if, at any time after the Effective Time, Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section 3.

3.3.5    Unclaimed Cash; Termination of Exchange Fund

Any portion of the Exchange Fund held by the Paying Agent that remains undistributed to the Company Shareholders for six (6) months after the Effective Time shall promptly be delivered to Parent, and thereafter any Company Shareholders of Company Ordinary Shares who has not theretofore complied with this Section 3 shall thereafter look only to Parent (subject to abandoned property, escheat and similar laws) for payment of its claim for any portion of the Exchange Fund, without interest, only as a general unsecured creditor thereof.

3.3.6    No Liability

None of Parent, Merger Sub, the Company, the Surviving Corporation, the Paying Agent or the 102 Trustee shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If for any reasons any Person entitled to any monies from the Exchange Fund has not received such monies within five years after the Effective Time (or immediately before such earlier date on which the Exchange Fund would otherwise escheat to or become the property of any Governmental Entity), any such shares, cash, dividends or distributions in respect of such Book-Entry Share shall, to the extent permitted by Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

3.3.7    Withholding Rights

Notwithstanding anything to the contrary hereunder, Parent, its Subsidiaries, the Surviving Corporation, the 102 Trustee and the Paying Agent (each the “Payer”) shall be entitled to deduct and withhold from any payment made pursuant to this Agreement and from any other payments otherwise required pursuant to this Agreement, to the Record Company Shareholder and any Company Shareholder or Optionholder or the 102 Trustee, such amounts as may be required to be deducted and withheld with respect to the making of such payments under the Withholding Tax Ruling and the Options Tax Ruling, if obtained, the Ordinance, or under any provision of state, local, Israeli or foreign Law; provided, however, that with respect to withholding of Israeli Tax, in the event any beneficial holder of Company Ordinary Shares or Company Options provides the Payer at least three (3) Business Days prior to the date of payment of such applicable portion of the Exchange Fund, with a valid withholding certificate or a valid ruling, in each case issued by the Israeli Tax Authority (the “ITA”) regarding the withholding (or exemption from withholding) of Israeli Tax from such portion of the Exchange Fund, in form and substance reasonably acceptable to Parent, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or other Legal requirement, if any, from the applicable portion of the Exchange Fund payable to such beneficial holder of Company Ordinary Shares or Company Options, as applicable, shall be made only in accordance with the provisions of such withholding certificate or ruling. For such purpose, the Withholding Tax Ruling and the Options Tax Ruling (including any such interim ruling) will be considered a valid withholding certificate provided that if the applicable ruling requires the affirmative consent of the relevant holder, or filling out and execution of certain forms or fulfillment of any other terms, such holder consented to join any such applicable ruling, filled out and executed the relevant forms and all the terms of such ruling were fulfilled. To the extent amounts are so deducted or withheld and paid over to the appropriate Governmental Entity, the deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. If the Payer so deducts or withholds such amounts and pays such amounts to the ITA with respect to the Record Company Shareholder, a Company Shareholder or Optionholder the Payer shall furnish to such Record Company Shareholder, Company Shareholder or Optionholder documentation evidencing such withholding.

3.3.8    No Interest.

No interest shall accumulate on any amount payable in connection with the Merger.

3.3.9    Taking of Necessary Action; Further Action

If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company and the Record Company Shareholder and Company Shareholders, respectively, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

4.	Representations and Warranties of the Company

The Company represents and warrants to each of the Parent and Merger Sub that the statements made in Exhibit 4 are correct, complete and not misleading as of the date hereof and as of the Closing Date, or as of such other date as expressly stated therein.
5.    Representations and Warranties of Parent and Merger Sub

Except as set forth in the relevant Schedules, each of Parent and Merger Sub jointly and severally represents and warrants to the Company as follows:
5.1    Organization, Standing and Power
Each of Parent and Merger Sub is duly organized, validly existing and in good standing (in those jurisdictions where such concept is recognized) under the laws of the jurisdiction in which it is organized and has requisite corporate power and authority to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified and in good standing (in those jurisdictions where such concept is recognized) to do business in each jurisdiction in which the conduct or nature of its business or the ownership, leasing or holding of its properties make such qualification necessary, except such jurisdictions where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.
5.2    Authority; Execution and Delivery; Enforceability

5.2.1    Each of Parent and Merger Sub has the requisite power and authority to execute, deliver and perform this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, and to consummate the Transactions. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. Each of Parent and Merger Sub has duly executed and delivered this Agreement and at or before the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and, assuming due authorization, execution and delivery by the other parties thereto, this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after such execution and delivery constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, in each case except as such enforceability (i) may be subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.2.2    The Board of Directors of each of Parent and Merger Sub adopted resolutions approving this Agreement and the Ancillary Agreements, the Merger and the other Transactions, and Parent, as sole shareholder of Merger Sub, has approved this Agreement. No other corporate or shareholder action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of their obligations under this Agreement or the consummation by them of the Transactions.

5.3    No Conflicts; Consents

5.3.1    The execution and delivery by each of Parent and Merger Sub of this Agreement do not, the execution and delivery by each of Parent and Merger Sub of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the Merger and the other Transactions will not (i) contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both), or (ii) give rise to a right to challenge the Transactions, under any provision of (A) the certificate of incorporation or by-laws of Parent, or the comparable charter or organizational documents of Merger Sub, (B) any Contract to which Parent or Merger Sub is a party or by which any of their respective properties or assets is bound or (C) subject to the filings and other matters referred to in Section 5.3.2, any Judgment or Law applicable to Parent or Merger Sub or their respective properties or assets, other than, in the case of Clause (ii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

5.3.2    No Consent of, or Filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance hereof or any Ancillary Agreement or the consummation of the Transactions, other than (i) the execution by Parent of an undertaking in customary form in favor of the OCS to comply with the applicable Israeli Research & Development Law and the submission to the OCS of a written notification as to the consummation of the Merger, (ii) the filing of the Merger Notice and Merger Proposal with the Companies Registrar and all such other filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (iii) applicable filings under the antitrust laws of relevant jurisdictions, if any, and (iv) such other Filings and Consents the failure of which to make or obtain has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

5.4    Ownership and Operations of Merger Sub

Parent or a wholly owned subsidiary of Parent owns beneficially and of record all of the outstanding share capital of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no and, prior to the Effective Time, will engage in no other business activities or operations, other than activities related to or in anticipation of the proposed Merger and will have incurred no liabilities other than under this Agreement and the Ancillary Agreements.
5.5    Availability of Funds

Parent and Merger Sub will have available to them contemporaneously with the Closing, sufficient cash to pay the merger consideration per the terms and conditions set forth herein.
5.6    Reports; Valid Issuance

5.6.1    Parent has filed or furnished all forms, documents and reports required to be filed or furnished prior to the date hereof by Parent with the SEC since November 13, 2014 (all such documents and reports filed or furnished by Parent, the “Parent SEC Documents”).

5.6.2    The grant of the Parent RSUs will be either registered in accordance with or exempt from registration under the Securities Act and the Israeli Securities Law. The Parent RSUs shall have been issued in accordance with the terms and conditions of the applicable Parent equity incentive plan and shall be in full force and effect as of Closing. The Parent RSUs, as of Closing, shall be registered under an effective registration statement on Form S-8 in accordance with the Securities Act and exempt from registration under the Israeli Securities Law.

5.7    Litigation

As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of Parent and Merger Sub, threatened in writing that is directed against or that is affecting Parent or Merger Sub or any of their Affiliates or any of their respective properties and is seeking to prevent or delay, or that would, individually or in the aggregate, prevent or materially delay the funding of the Transactions or the consummation by Parent and Merger Sub of the Transactions or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder. As of the date hereof, neither Parent nor Merger Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the Transactions or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

5.8    Proxy Statement

The information supplied by Parent, Merger Sub or any of their Representatives to Company specifically for inclusion or incorporation by reference in the Proxy Statement will not, at the time it is provided to the Company or confirmed (it being understood that the Company may require confirmation of such information as of the time when the Proxy Statement is first published, distributed or disseminated) to Company‘s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary to make the statements therein, in light of the circumstances under which it is made, not misleading.
5.9    Shareholding

Neither Parent nor Merger Sub nor any of their Subsidiaries nor anyone acting on behalf of either of these, including relatives or corporations under their control (as defined in section 320(c) of the ICL) is, or will be on or prior to the date of the Shareholders Meeting, the actual or beneficial holder of any Company Shares or Company Options (or any other economic interest through derivative securities or otherwise in the Company or any Subsidiary of the Company) or holds any rights to acquire any Company Shares or Company Options (or any other economic interest through derivative securities or otherwise in the Company or any Subsidiary of the Company) except pursuant to this Agreement and the Ancillary Agreements. None of the Persons referred to in section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares.
5.10    Shareholder and Management Arrangements

Except as expressly authorized by the Company in writing or as contemplated by this Agreement, neither Parent or Merger Sub, or any of their respective Affiliates, is a party to any Contracts, or has made or entered into any formal or informal arrangements or other understandings (whether or not binding), with any shareholder, director, officer or Affiliate of the Company or any of its Subsidiaries relating to this Agreement, the Merger or any other Transactions, or the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time if such Contracts, arrangements or understandings would make Parent, Merger Sub or any of their respective Affiliates a party with a personal interest (inyan eshee) in the shareholder approval of the Merger. Parent and Merger Sub have delivered to the Company complete and correct copies of any such Contract.
5.11    No Other Company Representations or Warranties

Except for the representations and warranties set forth in Exhibit 4, Parent and Merger Sub hereby acknowledge and agree that neither the Company or any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Parent, Merger Sub or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person.
5.12    Due Diligence

5.12.1    Parent and Merger Sub have knowledge and experience in financial and business matters and are each capable of evaluating the merits and risks of the Transactions. Without derogating from any of the above, each of Parent and Merger Sub is able to fend for itself and can bear the economic risk of the Transactions. Parent and Merger Sub have conducted a due diligence review of the affairs, business, assets and operations of the Company and its Subsidiaries and had access to certain information, materials, documents and data as made available by the Company and to personnel, management and advisors of the Company as sought by them. Nothing herein shall be in limitation of the representations and warranties made by the Company in Exhibit 4.

5.12.2    In connection with the due diligence investigation of the Company by Parent and Merger Sub and their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors,

Parent and Merger Sub and their respective Affiliates, shareholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, shareholders, directors, officers, employees, agents, representatives and advisors certain estimates, projections, forecasts and other forward‑looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge and agree (a) that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward‑looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, and (b) that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward‑looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward‑looking information or business plans). Accordingly, Parent and Merger Sub hereby acknowledge and agree that none of the Company or any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward‑looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward‑looking statements or business plans).

6.    Pre-Closing Covenants

6.1    Ordinary Course and No-Leakage Covenants

Except (i) for matters set forth in Schedule 6.1, (ii) otherwise specifically indicated in or expressly permitted by this Agreement, (iii) as may be required by applicable Law, or (iv) to the extent Parent shall otherwise consent in the manner set forth below (Clauses (i) through (iv) above shall be collectively referred to as the “Exclusions”), from the date of this Agreement until the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course and consistent with past practice, in compliance in all material respects with all applicable Legal Requirements. Without limiting the generality of the foregoing, without the prior written consent of Parent and except for the Exclusions, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall observe the covenants set out in Exhibit 6.1. Parent shall provide its decision on whether to consent to the relevant matter (which consent shall not be unreasonably withheld) in writing (including by e-mail or fax) within two (2) Business Days following a request made by the Company in writing (including by e-mail or fax) to the address set forth in Section 16.3.1 below. Parent shall be deemed to have provided its consent if no such decision has been communicated to the Company within such period.
6.2    Financing Cooperation

The Company shall use reasonable efforts to, and shall cause its Subsidiaries to use their reasonable efforts to, provide information and assistance that are reasonably required by Parent in connection with the arrangement of any financing of the Transactions by Parent, all as permitted by law and to the extent such information or assistance does not impose any liability on the Company or its Subsidiaries.
6.3    Invited Attendee

The Company will invite a Representative designated by Parent to attend such meetings of the Company’s Board of Directors that address the Company’s business (as shall be determined in the sole discretion of the Chairman of the Company’s Board of Directors), whether held in person or by way of telephone or video conferences or through other means of communication, who may, to the extent permitted by Law, provide Parent with reports on the affairs dealt with in such meetings. All meetings of the Company’s Board of Directors are held in Hebrew. For the avoidance of doubt, the Representative shall not attend any discussion in any meeting (or part thereof) (i) in which the Company’s Board of Directors believes Parent or the Representative have or may have a conflict of interests or personal interest, or (ii) which relates to the Transactions or any

Acquisition Proposal (as defined below). The invited Representative shall be required to execute a confidentiality undertaking in favor of the Company, as shall be provided by the Company, prior to attending the meetings of the Company’s Board of Directors.
6.4    No Control of Other Party’s Business

Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.
7.    Non-Solicitation by the Company

7.1    Termination of Existing Discussions; Prohibition on Soliciting Activities

The Company has ceased and terminated, and will cause its Representatives to cease and terminate, all existing solicitations, initiations, encouragements, discussions, negotiations and communications with any Person (other than the Parent or any of its Subsidiaries or Representatives) with respect to any offer or proposal relating to any transaction or series of related transactions, other than the Transactions, involving: (A) any takeover of the Company are other acquisition of shares in the Company or any of its Subsidiaries (including for this purpose the outstanding shares of the Company’s Subsidiaries); (B) any consolidation, business combination, merger or similar transaction involving the Company or any Company Subsidiary; (C) any recapitalization, restructuring, liquidation or dissolution of the Company or any Company Subsidiary; (D) any issuance by the Company of any equity securities, securities convertible into equity, profit-participation rights or other securities affording rights similar to the rights afforded by shares; or (E) any sale, lease, exchange, transfer, license, acquisition or disposition of assets of the Company or its Subsidiaries that constitute ten percent (10%) or more of the fair market value of the consolidated total assets of the Company and the Company Subsidiaries (each of Clauses (A) through (E) above, an “Acquisition Proposal”). Except as provided in this Section 7.1, from the date of this Agreement until the earlier of termination of this Agreement or the Effective Time, the Company shall not and shall not authorize or permit any of its Representatives to directly or indirectly (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal, or (iii) engage in negotiations or discussions with, or provide any non-public information or data concerning the Company’s business and properties to, any Person (other than Parent or any of its Affiliates or Representatives) relating to any Acquisition Proposal or grant any waiver or release under any standstill or other agreement. The Company agrees that any violation of the restrictions set forth in this Section 7.1 by any of its Representatives shall be deemed a material breach of this Agreement by the Company.
7.2    Superior Proposal

Notwithstanding the foregoing, nothing contained in this Section 7 shall prohibit the Company’s Board of Directors (the “Company Board”) from taking and disclosing to the Company’s shareholders its position with respect to any tender or exchange offer by a third party as required by law, based on the advice of the Company’s outside advisors. Notwithstanding the foregoing, prior to the Company Shareholders Meeting, the Company and its Representatives may furnish non-public information concerning its business, properties or assets to any Person pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement and may negotiate and participate in discussions, negotiations and inquiries with such Person concerning an Acquisition Proposal if, but only if, such person has, in the absence of any violation of this Section 7 by the Company, submitted a bona fide written proposal to the Company relating to any such Acquisition Proposal which the Company Board determines in its good faith, after consultations with its outside legal counsel and financial advisors, is or is reasonably expected to lead to a Superior Proposal (as defined below). From and after the date hereof and prior to the Company Shareholders Meeting, the Company shall promptly (and in any event within twenty-four (24) hours) notify the Parent in the event that the Company or any of its Subsidiaries or Representatives receives (i) any Acquisition Proposal or indications that an Acquisition Proposal may be prepared by a third party, (ii) any request for non-public information relating to the Company or any of its Subsidiaries other than requests for information that are clearly unrelated to a potential Acquisition Proposal, or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal. The Company shall provide Parent promptly (and in any event within such twenty-four (24) hour period) with the identity of such Person and a copy of such Acquisition Proposal, indication, inquiry or request (or, where such communication was not in writing, a description of the material terms and conditions of such Acquisition Proposal, indication, inquiry or request), including any modifications thereto. The Company shall keep the Parent reasonably informed on a current basis (and in any event no later than twenty-four (24) hours after the occurrence of any changes, developments, discussions or negotiations, unless these can be considered de minimis) of the status of any Acquisition Proposal, indication, inquiry or request (including the terms and conditions thereof and of any modification thereto), and any developments, discussions and negotiations, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any oral inquiries or discussions, unless such communication can be considered de minimis. Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours) notify the Parent orally and in writing if it determines to provide information or to engage in discussions or negotiations concerning an Acquisition Proposal and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. Neither the Company nor any of its Subsidiaries is currently party to any agreement that prohibits the Company from providing the non-public information described in this Section 7 to the Parent, and the Company shall not, and shall cause its Subsidiaries not to, enter into any agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide such information to the Parent. The Company (A) shall not, and shall cause its Subsidiaries not to, terminate, waive, amend or modify any provision of, or grant permission or request under, any standstill or confidentiality agreement to which it or any of its Subsidiaries is or becomes a party, and (B) shall, and shall cause its Subsidiaries to, use reasonable best efforts to enforce the provisions of any such agreement against third parties. The Company will promptly (and in any event within twenty-four (24) hours) provide to the Parent any information concerning the Company or its Subsidiaries provided or made available pursuant to this Section 7 which was not previously provided or made available to the Parent.

7.3    Company Recommendation

Except as set forth herein, neither the Company Board nor any committee thereof shall until the Agreement is terminated pursuant to Section 15.1 (i) withdraw, withhold, qualify or modify, or publicly propose to withdraw, withhold, qualify or modify, in a manner adverse to the Transactions, the approval or recommendation by the Company Board or any such committee to the Company’s Shareholders of this Agreement or the Merger, (ii) approve or recommend or publicly propose to approve or recommend, any Acquisition Proposal (any action referred to in the foregoing clauses (i) and (ii) being referred to as an “Adverse Recommendation Change”) or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar binding or non-binding agreement (an “Alternative Acquisition Agreement”), or any letter of intent or agreement in principle with respect thereto, providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to in Section 7.2 entered into in the circumstances referred to in Section 7.2). If the Company receives a written bona fide Acquisition Proposal, the Company shall promptly, following a determination by the Company Board based on the written advice of its outside legal counsel and financial advisors that such Acquisition Proposal is a Superior Proposal, notify Parent of such determination. For purposes of this Agreement, a “Superior Proposal” is a bona fide written Acquisition Proposal to acquire all of the equity securities of the Company or all of the consolidated assets of the Company and its Subsidiaries (A) on terms which the Company Board determines, based on the written advice of its outside legal counsel and financial advisors, to be more favorable to the Company Shareholders than the Transactions, taking into account all the financial, regulatory, legal and other aspects of such proposal and this Agreement, including the timing and likelihood of consummating the Transactions, and (B) which the Company Board has determined in its good faith judgment after consultations with its outside legal counsel and financial advisors, to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal, timing, and other aspects of such proposal.

7.4    Alternative Acquisition Agreement

Notwithstanding anything in this Section 7 to the contrary, prior to the Company Shareholders Meeting, if (i) the Company receives a written, bona fide Acquisition Proposal from a third party, (ii) the Company has not materially breached this Section 7 in connection with such Acquisition Proposal and (iii) the Company Board determines in its good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Parent, and that such failure to pursue such Acquisition Proposal would be inconsistent with its fiduciary duties to the Company Shareholders under applicable Legal Requirements, then the Company may (A) effect an Adverse Recommendation Change and/or (B) terminate this Agreement; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (B), and any purported termination pursuant to the foregoing clause (B) shall be void and of no force or effect, unless in advance of or substantially concurrently with such termination the Company (1) pays the Parent the Break Fee required by and pursuant to the terms of Section 10.2, and (2) immediately following such termination enters into a binding definitive contract for such Superior Proposal; and provided, further, that the Company Board may not effect a change of its recommendation pursuant to the foregoing clause (A) or terminate this Agreement pursuant to the foregoing clause (B) unless the Company shall have (1) provided prior written notice to the Parent, at least five (5) Business Days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), (2) contemporaneously provided a copy of the proposed Alternative Acquisition Agreement with respect to such Superior Proposal, and (3) negotiated with the Parent in good faith during the Notice Period to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal (in which case the termination of this Agreement shall no longer be possible). In the event of any material revisions to the terms of the Superior Proposal after the commencement of the Notice Period, the Company shall be required to deliver a new written notice to the

Parent and to comply with the requirements of this Section 7 with respect to such new written notice, and the Notice Period shall be deemed to have re-commenced on the date of such new notice.

7.5    Confidential Information

The Company shall promptly (but in no event later than two (2) Business Days after the date of this Agreement) demand that each individual or entity that has executed a confidentiality agreement in connection with any potential Acquisition Proposal within the last 12 months before the date hereof return (or destroy, to the extent permitted by the terms of the applicable confidentiality agreement) all confidential information furnished to such individual or entity by or on behalf of the Company or a Company Subsidiary.
8.    Consents, Notices and Proceedings

8.1    OCS Notice
Promptly after the execution of this Agreement, but in any event within 20 Business Days thereafter, the Company file a notice regarding the Transactions with the OCS, subject to the prior review and approval of such notice by Parent.
8.2    Investment Center Approval
Promptly after the execution of this Agreement, the Company shall apply for approval of the Transactions from the Investment Center, subject to the prior review and approval of such applications by Parent.
8.3    Other Consents and Proceedings
Upon the terms and subject to the conditions set forth in this Agreement each of the Company and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, which shall include that they shall (i) obtain all necessary actions or non-actions, waivers, consents and approvals from Governmental Entities and make all necessary registrations and Filings (including Filings with Governmental Entities, if any) not otherwise dealt within this Agreement and take of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid a Proceeding by, any Governmental Entity, (ii) obtain all necessary consents, approvals or waivers from third parties, (iii) defend any Proceedings challenging this Agreement or any Ancillary Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) execute and deliver any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement or the Ancillary Agreements. Each of the Parties will cause all documents that it is responsible for Filing with any Governmental Entity to comply in all material respects with all applicable Legal Requirement and rules and regulations of any Governmental Entity. Each of the Parties will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any of the matters mentioned above and will cooperate in responding to any inquiry from the respective third party. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all rights, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
8.4    No Commitments
Nothing in this Agreement shall require Parent, the Surviving Corporation or any other subsidiary of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or propose to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the Surviving Corporation or any other subsidiary of Parent or the Company, whether as a condition to obtaining any approval from, or to avoid potential litigation or administrative action by, a Governmental Entity or any other person or for any other reason.
9.    Implementation of the Merger

9.1    Announcement; Proxy Statement; Shareholder Meeting

9.1.1    Immediately after execution of this Agreement, the Company shall cause an announcement to be released as required by applicable disclosure rules under German law. The Company shall take any and all action necessary under all applicable Legal Requirements and its articles of association to promptly call and give notice of an extraordinary general meeting of the Company’s shareholders (the “Company Shareholders Meeting”) in a form reasonably acceptable to Parent, together with a proxy statement in connection with the Company Shareholders Meeting (the “Proxy Statement”), and shall cause the Proxy Statement to be published and sent to the Company’s shareholders promptly following the date of this Agreement. The Company Shareholders Meeting shall be held 35 days after the issuance of the notice calling for the Company Shareholders Meeting. The Company shall cause the Proxy Statement to comply in all material respects with applicable Legal Requirements. Prior to the mailing of the Proxy Statement, the Company (x) shall provide Parent with a reasonable opportunity to review any drafts of the Proxy Statement and related correspondence and filings and (y) shall include in such drafts, correspondence and filings all reasonable changes requested by Parent. The Proxy Statement shall contain all information required by applicable Legal Requirement relating to the Company’s shareholders’ decision to adopt and approve the Merger pursuant to the terms of this Agreement, as well as the Company Recommendation (as defined below), and relating to other matters that would be on the agenda of such meeting. The Company shall bear sole and exclusive responsibility with respect to the Proxy Statement, other than for information about the Parent provided by Parent to Company in writing for the purpose of inclusion in the Proxy Statement. If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, that should be set forth in an amendment of or a supplement to the Proxy Statement, the Company shall, in accordance with the procedures set forth in this Section 9.1, promptly prepare, such amendment or supplement and to the extent required by applicable Legal Requirement, cause such amendment or supplement to be distributed promptly to the Company’s shareholders . The Company shall provide Parent with a reasonable opportunity to review and comment on the Proxy Statement, any amendments or supplements of the Proxy Statement and any related correspondence and Filings and shall include in such amendments or supplements all of the Parent’s reasonable comments, provided, however, that nothing in this Section 9.1.1 shall prevent the Company from issuing communication to the markets that are legally required to be disclosed, provided that - to the extent legally permissible - the Company will allow Parent prior review (including, but not limited to, ad-hoc announcements pursuant to Section 15 of the German Securities Trading Act in compliance with German Law) and if such prior review is not legally permissible, Company will inform Parent of such communication as soon as possible thereafter.

9.1.2    The Company, through the Company Board, shall recommend to its shareholders to approve the Merger, this Agreement and the Transactions (the “Company Recommendation”) and shall take all reasonable lawful action to solicit the approval of the Company Shareholders for this Agreement and the Merger and other Transactions. The Company shall use reasonable best efforts to solicit from the Company Shareholders proxies in favor of the approval of this Agreement, the Merger and the other Transactions. The Company shall call, notice, convene, hold, conduct and solicit all proxies in connection with the Company Shareholders Meeting in all material respects in compliance with all applicable Legal Requirements, including the ICL and the Company’s articles of association. The Proxy Statement shall include a copy of the Company Recommendation; and the Company Recommendation shall not be withdrawn or modified, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Recommendation shall be adopted. Within three business days (as defined in the regulations promulgated under ICL) after the Shareholders Approval is obtained, the Company shall deliver to the Companies Registrar its notice in accordance with section 317(b) of the ICL informing the Companies Registrar that the Merger was approved by the Company Shareholders at the Company Shareholders Meeting.

9.2    Access to Information; Confidentiality

9.2.1    The Company shall, and shall cause each of its Subsidiaries to, provide Parent with all information requested by Parent and afford to Parent and to its Representatives, at their expense reasonable access during business hours upon reasonable notice to all of its properties, books, financial data, contracts, commitments, personnel (including senior management) and records or any other sources of information, provided that Parent and its Representatives shall conduct any such activities in a manner so as not to unreasonably interfere with the business or operations of the Company. Furthermore, the Company shall confer from time to time as reasonably requested by Parent with Parent or its Representatives to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.

9.2.2    Subject to the Confidentiality Agreement, materials furnished to the Parent pursuant to this Section 9.2 may also be used by the Parent for strategic and integration planning purposes relating to accomplishing the Transactions. No review or information obtained pursuant to this Section 9.2.2 shall limit Parent’s or Merger Sub’s reliance on or the enforceability of any representation, warranty, covenant or other obligation undertaken by the Company herein.

9.2.3    The Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent and its Representatives a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of domestic or foreign securities Laws (and the Company shall deliver to Parent a copy of each report, schedule and other document proposed to be filed or submitted by the Company pursuant to the requirements of domestic or foreign securities Laws with reasonable time prior to such filing and incorporate into such reports, schedules or other documents the Parent’s reasonable comments, provided they are given to the Company prior to the required timing of the filing thereof) and a copy of any communication received by the Company from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”) and the FSE.

9.2.4.    All information exchanged pursuant to this Section 9.2 shall be subject to the confidentiality agreement, dated February 2, 2015, between Parent and the Company (the “Confidentiality Agreement”).

9.3    Notices

9.3.1    Each Party shall give prompt notice to the other Parties (i) after learning that any representation or warranty made by it contained in this Agreement or any Ancillary Agreement that is qualified as to materiality was untrue or inaccurate in any respect or any such representation or warranty that is not so qualified was untrue or inaccurate in any material respect as of the date hereof (which notice will describe such inaccuracy), (ii) of the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Ancillary Agreement, (iii) of a notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, and (iv) of any actions, suits, claims, investigations or proceedings instituted or threatened against the Company or any of its directors, officers or Affiliates, including by any shareholder of the Company, before any court or other Governmental Entity, relating to or involving or otherwise affecting the Company or any of the Company Subsidiaries which, if pending on the date of this Agreement, would have been required to be disclosed pursuant to this Agreement, or seeking damages or discovery in connection with such transactions; provided, however, that no such notification shall (a) affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement and the Ancillary Agreements, (b) limit or otherwise affect any remedies available to the Party receiving such notice, or (c) constitute an acknowledgement or admission of a breach of this Agreement. Parent shall have the right to participate in the defense of any such actions, suits, claims, investigations or proceedings under clause (iv) above, and the Company shall consult with the Parent regarding the defense or settlement of any such actions, suits, claims, investigations or proceedings and shall consider the Parent’s views with respect to such actions, suits, claims, investigations or proceedings.

9.4    Company Options

9.4.1    Subject to Section 3.3.7 (Withholding Rights), Parent shall pay or cause to be paid the Option Consideration as promptly as practicable after the Effective Time in the manner set forth in Section 9.4.2.

9.4.2    Subject to Section 3.3.7 (Withholding Rights), as promptly as practicable after the Effective Time, Parent shall transfer, or cause to be transferred, to the account designated by the 102 Trustee, the aggregate Option Payment that holders of Cashed-Out Options are entitled to receive pursuant to Sections 3.1.3 and 3.3.1. As soon as reasonably practicable thereafter, the 102 Trustee shall pay to each holder of Cashed-Out Option (other than holders of Company 102 Shares) the applicable portion of the Option Payment in respect of such Cashed-Out Options, less any applicable deductions and withholding at the time of payment. All payments with respect to Company 102 Shares, as set forth on a schedule to be mutually agreed upon by Parent and the Company on or prior to the Closing Date (the “Option Schedule”), shall be delivered by Parent to the 102 Trustee, as soon as practicable after the Effective Time, to be held and distributed pursuant to the agreement with the 102 Trustee and applicable Legal Requirement (including the provisions of section 102 of the Ordinance and the Options Tax Ruling, if obtained). The 102 Trustee shall comply with any applicable Israeli Tax withholding requirements with respect to the payment in respect of Company 102 Shares and with such procedures as may be required by the Options Tax Ruling, if obtained.

9.5    Benefit Plans
From and after the Effective Time, Parent shall cause the Surviving Corporation to honor all the Company’s employment, severance and termination agreements in accordance with their respective terms (as in effect on the date of this Agreement). For purposes of eligibility under any employee benefit plans of Parent that will provide benefits to any employee of Company or Company Subsidiary after the Closing (the “New Plans”), and for purposes of accrual of vacation and other paid time off and any severance and other benefits under the New Plans, each employee of Company or Company Subsidiary shall be credited with his or her years of service with the Company and/or Company Subsidiary to the same extent as such employee was entitled prior to the Closing to credit for such service under any similar Company plan. In addition, and without limiting the generality of the foregoing (but subject to any limitations under applicable Laws or the terms of the applicable Company plan): (i) each employee of Company or Company Subsidiary shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company plan to which such Company Employee was eligible and did participate immediately prior to the replacement; and (ii) for purposes of each such New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, and Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents under a Company plan during the portion of the plan year of the New Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
9.6    Merger Proposal

9.6.1    Subject to the ICL and the regulations promulgated thereunder, promptly following the date of this Agreement, each of the Company and, if applicable, Merger Sub, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 9.6 accordingly): each of the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) substantially in the form agreed to between Parent and the Company (a “Merger Proposal”) to be executed in accordance with section 316 of the ICL; and the Company and Merger Sub shall jointly deliver the Merger Proposal to the Companies Registrar within three days from the calling of the Company

Shareholders Meeting. Each of the Company and Merger Sub shall cause a copy of the Merger Proposal to be delivered to their secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Companies Registrar and shall promptly inform their respective non-secured creditors, if any, of their Merger Proposal and its contents in accordance with section 318 of the ICL and the regulations promulgated thereunder.

9.6.2    Subject to the ICL and the regulations promulgated thereunder, promptly after the Company and Merger Sub shall have complied with the preceding paragraph and with Sections 9.6.2.1 and 9.6.2.2 below, but in any event no more than three business days (as defined in the regulations promulgated under ICL) following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with section 317(b) of the ICL, that notice was given to their respective creditors under section 318 of the ICL and the regulations promulgated thereunder. In addition to the foregoing, each of the Company and, if applicable, Merger Sub, shall:

9.6.2.1    publish a notice to the Company’s creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) a newspaper circulated in Germany, no later than three business days (as defined in the regulations promulgated under ICL) following the day on which the Merger Proposal was submitted to the Companies Registrar and (C) if required, in such other manner as may be required by applicable Legal Requirement and regulations;

9.6.2.2    within four business days (as defined in the regulations promulgated under ICL) from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors”, if any, (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the Substantial Creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in Section 9.6.2.1 above; and

9.6.2.3    send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in Section 9.6.2.1(A) above), no later than three (3) business days (as defined in the regulations promulgated under ICL) following the day on which the Merger Proposal has been submitted to the Companies Registrar.

9.7    Approval of Sole Shareholder of Merger Sub; Notification to Registrar of Companies

The sole shareholder of Merger Sub shall approve the Merger no later than the Business Day after the calling of the Company Shareholders Meeting. No later than three business days (as defined in the regulations promulgated under ICL) after the date on which such approval becomes effective, Merger Sub shall (in accordance with section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.
9.8    Delisting; Cooperation
Prior to the Effective Time, the Company shall cooperate with the Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the rules of the FSE and the other German exchanges where the Company Shares are traded to enable the delisting by the Surviving Corporation of its shares from the FSE and the termination of over-the-counter trading on any other German exchanges, promptly after the Effective Time. The Company shall permit Parent and its outside counsel to participate in all material communications with Clearstream and the FSE, or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the Transactions.
9.9    OCS Clarification
Following the date hereof, the Company shall use its commercially best efforts to (i) obtain a written confirmation from the OCS acknowledging, to the extent applicable, that none of the products of the Company, and no Technology, know-how or Intellectual Property related to any of the current products of the Company, other than the Company Intellectual Property exclusively related to the BlueSet Product, are subject to requirements, restrictions or liabilities under the R&D Law, and (ii) officially terminate any OCS grants that have become obsolete. The applications to the OCS for such confirmation and/or termination shall be subject to prior review and approval by Parent and the applications shall be made within 20 Business Days of the date hereof. The Company shall provide Parent with all of its correspondence to the OCS and forward the responses and communications received from the OCS in connection with such applications for confirmation or termination and permit Parent and its outside counsel to participate in all material communications with the OCS (including all meetings and telephone conferences) relating to such applications.
The receipt of such confirmation or termination from the OCS shall not be a Closing Condition. The inability to receive such confirmation or termination by itself shall not be deemed a breach of any representation or warranty of the Company. The Company shall be deemed to have fulfilled its obligations pursuant to this Section 9.9 by filing the necessary applications with the OCS, cooperating with the OCS’ further review and requests regarding such confirmation or termination and using its commercially best efforts in convincing the OCS to issue the requested confirmation and/or terminations.
9.10    Parent Closing Payments
At Closing, Parent shall pay each of the Company employees listed on Exhibit 9.10 a special one-time payment in the amount listed opposite such employee’s name on Exhibit 9.10, provided each such Company employee is employed by the Company or a Company Subsidiary at Closing. The payment may be made through the Company or a Company Subsidiary. Such payments shall be paid regardless of whether any of the Company employees listed on Exhibit 9.10 receives a bonus payment from the Company in connection with the Transaction (in accordance with the terms of this Agreement). Parent shall have fulfilled its obligations hereunder if the payment order has been irrevocably issued to the transacting bank.
9.11    Employment Matters
Following the date hereof, the Company shall use its commercially best efforts to assist Parent with the process of negotiating, and achieve execution, of new or restated employment agreements or amendments to the existing employment agreements (in each case, as directed by Parent), which shall include ownership of inventions, waiver of royalties, non-compete and non-solicitation sections, with up to 25 employees of the Company or any Company Subsidiary, who shall be identified by Parent. The process shall be coordinated between the Company and Parent and directed by Parent. Parent shall provide drafts of the new or restated employment agreements or amendments, the effectiveness of which shall be conditioned upon the occurrence of Closing. The Company shall keep Parent informed of the progress made with respect to having the new or restated employment agreements or amendments executed to the extent Parent representatives do not participate in any step in the coordinated process.
The execution of any new or restated employment agreements shall not be a Closing condition. The inability to have any new or restated employment agreements executed by the Company employees identified by Parent or any change in the employment status of any such Company employees shall not in itself be deemed a breach of any representation or warranty of the Company. The Company shall be deemed to have fulfilled its obligations pursuant to this Section 9.11 by approaching the Company employees identified by Parent with the new or restated employment agreements and using its commercially best efforts in an attempt to persuade such employees to execute the new or restated employment agreements or amendments.
9.12    Transfer of Merger Sub Shares
At any time prior to Closing, all outstanding shares of Merger Sub may be transferred to any directly or indirectly wholly owned subsidiary of Parent, and such transfer shall be deemed not to constitute a breach of any provision of this Agreement, provided that Parent’s covenant pursuant to Section 9.7 shall apply to such subsidiary of Parent.
9.13    Encryption
Immediately following the date hereof the Company (i) shall use its reasonable best efforts to obtain appropriate license from the Israeli Ministry of Defense for its use of any cryptographic measures under the Israeli Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means), 1974; and (ii) shall provide Parent a full, accurate and complete list of any and all cryptographic measures used by the Company in connection with the Company Intellectual Property, Company Technology, Products and/or otherwise.
10.    Fees

10.1    Transaction Expenses
Except as provided below, all fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. This Section 10 shall survive the consummation, termination or expiration of this Agreement, the Merger and the Transactions.
10.2    Break Fee
The Company shall pay to Parent a nonrefundable fee of USD 3,000,000 (in words: three million US dollars) (“Break Fee”) if
10.2.1    Parent terminates this Agreement pursuant to Section 15.1.3.2;

10.2.2    the Company terminates this Agreement pursuant to Section 15.1.4.2;

10.2.3    (i) any Person makes an Acquisition Proposal that is publicly disclosed before the Company Shareholders Meeting but not publicly withdrawn prior to the date that is ten (10) days before the date of the Company Shareholders Meeting; (ii) thereafter this Agreement is terminated pursuant to Sections 15.1.2.1 or 15.1.2.3; and (iii) no later than nine months after such termination, a definitive agreement with respect to such Acquisition Proposal shall be entered into by the Company;

10.2.4    (i) any Person makes an Acquisition Proposal before the Company Shareholders Meeting; (ii) thereafter this Agreement is terminated due to an intentional material breach by the Company pursuant to Section 15.1.3.1; and (iii) no later than nine months after such termination, a definitive agreement with respect to such Acquisition Proposal shall be entered into by the Company; or

10.2.5    this Agreement is terminated pursuant to Sections 15.1.3.3, and no later than nine months after such termination, a definitive agreement with respect to such Acquisition Proposal shall be entered into by the Company.

10.3    Payment Method
Any Break Fee due under this Section 10 shall be paid by wire transfer, to an account the details of which shall be provided by Parent to the Company in writing, of same-day funds on the date of termination of this Agreement (except that if a Break Fee is due pursuant to Sections 10.2.3, 10.2.4 or 10.2.5, such payment shall be made on the date of execution of such definitive agreement or, if earlier, consummation of such transaction). In no event shall the Company be required to pay the Break Fee set forth in this Section 10 on more than one occasion.
10.4    Interest
In the event that the Company fails to pay any amount required pursuant to this Section 10 when due, such amount shall accrue interest for the period commencing on the date such amount became past due, at a rate equal to the U.S prime lending rate of interest publicly announced by the Wall Street Journal from time to time during such period. In addition, if the Company fails to pay such amount when due, the Company shall also pay to Parent all of Parent’s costs and expenses (including reasonable attorneys’ fees) in connection with efforts to collect such amounts. The Company acknowledges that the provisions of this Section 10 are an integral part of the Transactions and that, without these agreements, Parent would not enter into this Agreement.
10.5    No Action
The Company shall not take any action intended to, or reasonably expected to, result in any temporary restraining order, preliminary or permanent injunction or other Order issued by any Governmental Entity or other legal restraint or prohibition preventing the enforcement of Section 7 (No Solicitation by the Company) or this Section 10 (Fees).
11.    Indemnification; D&O

11.1    Directors’ and Officers’ Indemnification and Insurance

11.1.1    The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill all the obligations of the Company and its Subsidiaries under any and all indemnification agreements (including after the proposed amendment regarding the reference to 25% of shareholder equity) between the Company or any of its Subsidiaries and any of their respective current or former directors and officers listed in Exhibit 11.1 (the “Indemnification Agreements”) as well as under any indemnification agreements between the Company or any of its Subsidiaries and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (subject to the Company’s compliance with Section 6 hereof) (each indemnified Person hereunder, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the seventh anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the articles of association (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, insurance, exculpation and the advancement of expenses that are at least as favorable as the indemnification, insurance, exculpation and advancement of expenses provisions contained in the articles of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such seven‑year period, such provisions shall not be repealed, amended or otherwise modified in any manner, except as required by applicable Law.

11.1.2    Without limiting the provisions of Section 11.1.1, during the period commencing at the Effective Time and ending on the seventh anniversary of the Effective Time, to the fullest extent permitted by applicable Law applicable to Parent, and subject to the limitations set forth in Section 263 of the ICL, to the extent applicable, Parent shall procure that the Surviving Corporation shall indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries prior to or at the Effective Time; provided, however, that if, at any time prior to the seventh anniversary of the Effective Time, any Indemnified Person delivers to the Surviving Corporation a written notice asserting a claim for indemnification under this Section 11.1.2, then the claim asserted in such notice shall survive the seventh anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, during the period commencing at the Effective Time and ending on the seventh anniversary of the Effective Time, to the fullest extent permitted by applicable Law applicable to Parent, and subject to the limitations set forth in Section 263 of the ICL, to the extent applicable, Parent shall procure that the Surviving Corporation advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such

Indemnified Person to repay such advances if it is ultimately decided in a final, non‑appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification. In the event of any such claim, proceeding, investigation or inquiry, (i) Parent and/or the Surviving Corporation shall have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, Parent will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto), (ii) each Indemnified Person shall be entitled to retain his or her own counsel, whether or not Parent and/or Surviving Corporation shall elect to control the defense of any such claim, proceeding, investigation or inquiry, (iii) Parent shall procure that Surviving Corporation pay all reasonable fees and expenses of any counsel retained by an Indemnified Person, promptly after statements therefor are received if (x) Parent and/or Surviving Corporation have not elected to control the defense of any such claim, proceeding, investigation or inquiry or (y) an Indemnified Person has been advised by outside counsel that there would be an actual conflict of interest if the same counsel were to represent such Indemnified Party and Parent and/or Surviving Corporation or one or more of its Affiliates (and in such case Parent and/or Surviving Corporation shall not have the right to control of the defense of such Indemnified Person with respect to matters where such conflict exists), and (iv) no Indemnified Person shall be liable for any settlement effected without his or her prior express written consent, which consent shall not be unreasonably withheld or delayed. Notwithstanding anything to the contrary set forth in this 11.1.2 or elsewhere in this Agreement, neither Parent nor any of its Affiliates (including the Surviving Corporation and its Subsidiaries) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry

11.1.3    During the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) (i) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) at the existing terms and amounts or obtain D&O Insurance comparable to the current D&O Insurance, in each case in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the current D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the current D&O Insurance; provided, however, that in satisfying its obligations under this Section 11.1.3, Parent and the Surviving Corporation shall not be obligated to pay annual premiums in excess of US $25,000 (the “Maximum Premium”); provided that, if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium, or (ii) purchase a seven (7) year extended reporting period endorsement with respect to D&O Insurance (a “Reporting Tail Endorsement”) and maintain such Reporting Tail Endorsement in full force and effect for its full term, provided, however, that prior to the Surviving Corporation taking any actions set forth in clauses (i) or (ii) above, Parent shall be provided the opportunity to purchase, in lieu thereof, a substitute policy with the same coverage limits and substantially similar terms as in the Reporting Tail Endorsement proposed to be purchased by the Surviving Corporation. Notwithstanding the foregoing, prior to the Effective Time, the Company may purchase a Reporting Tail Endorsement in consultation with Parent for which the total premium shall not exceed three hundred percent (300%) of the aggregate amount of premiums paid by the Company for coverage for its current fiscal year. In the event the Company purchases such Reporting Tail Endorsement prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such Reporting Tail Endorsement in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 11.1.3 for so long as such Reporting Tail Endorsement shall be maintained in full force and effect

11.1.4    The obligations set forth in this Section 11.1 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the Reporting Tail Endorsement (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O

Insurance or the Reporting Tail Endorsement (and their heirs and representatives). Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance or the Reporting Tail Endorsement (and their heirs and representatives) are intended to be a third party beneficiaries of this Section 11.1, with full rights of enforcement as if a party thereto. Subject to applicable Law, the rights of the Indemnified Persons (or any other person who is a beneficiary under the D&O Insurance or the Reporting Tail Endorsement (and their heirs and representatives)) under this Section 11.1 shall be in addition to, and not in substitution for, any other rights that such persons may have under the memorandum and articles of association, certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

11.1.5    The obligations and liability of Parent, the Surviving Corporation and their respective Subsidiaries under this Section 11.1 shall be joint and several.

11.1.6    Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 11.1 is not prior to or in substitution for any such claims under such policies.

12.    Public Disclosure
The Parties have mutually agreed to a draft of their respective initial press releases concerning the Merger, and after the date hereof, so long as this Agreement is in effect, neither the Company nor the Parent shall disseminate any press release or other announcement, directly or indirectly, concerning the Merger or this Agreement or the other Transactions to any third party, without the prior written approval of the other party (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or court. The Parties have agreed on a mutually agreed communication plan, which plan shall apply to all media interviews, advertisements, news releases, press releases and professional or trade publications, and neither Party shall materially deviate from such communication plan without the prior consent of the other Parties (which consent shall not to be unreasonably withheld or delayed). Notwithstanding the foregoing, without prior consent of the other Party, each Party may disseminate material substantially similar to material included in a press release or other document previously approved for external distribution by the other Parties. Each Party agrees to promptly make available to the other Parties copies of any written communications made without prior consultation with the other Parties.
13.    Israeli Tax Rulings

13.1    Options Tax Ruling
Promptly after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to file with the ITA an application for a ruling (which shall be subject to confirmation by Parent prior to its submission (not to be unreasonably withheld or delayed)) confirming, inter-alia, that (i) the conversion of Company Options, and Company Ordinary Shares subject to the statutory holding period of the capital gain route under section 102 of the Ordinance will not result in a requirement for an immediate Israeli Tax payment and that the Israeli taxation will be deferred until completion of such statutory holding period and release of the cash consideration, as applicable, (ii) that the statutory holding of period of Company Options, and Company Ordinary Shares subject to the statutory holding period of the capital gain route under section 102 of the Ordinance will continue uninterrupted from the original date of grant and will not recommence as a result of the transactions contemplated herein, provided that the respective portions of the Exchange Fund are deposited with the 102 Trustee until the end of the respective statutory holding period, and (iii) the deposit of the respective Option Payment, and Per Share Merger Consideration with the Paying Agent and/or the 102 Trustee shall not be subject to any withholding obligation, (iv) the cancellation of the Unvested Options and the grant of Parent RSUs in substitute for such Unvested Options pursuant to Section 3.1.3.2 will not result in a requirement for an immediate Israeli Tax payment with respect to such cancelled Unvested Options, if the Parent RSUs are subsequently held by the 102 Trustee pursuant to the terms and conditions of the Ordinance until such time as (a) any such Parent RSUs vest or (b) in the case of Parent RSUs granted in substitute of Unvested Options which are part of a “Section 102 Plan” until the actual sale of the underlying shares of stock by the holders of such Parent RSUs or their removal from the 102 Trustee, in accordance with the terms of such ruling, (v) with respect to Parent RSUs granted in substitute of Unvested Options subject to provisions of the capital gain route under section 102 of the Ordinance, that the requisite holding period for purposes of section 102 of the Ordinance shall not be restarted as a result of the cancellation of such Unvested Options and their replacement with Parent RSUs, and (iv) allowing the grant of Parent RSUs in substitute of Unvested Options subject to the provisions of section 102 of the Ordinance (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). Each of Parent and the Company shall coordinate all activities and cooperate with each other with respect to Company’s preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling. The Company and the Parent shall, and shall instruct their respective Representatives to, cooperate with each other and with their respective Israeli counsel and Representatives with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling. Subject to the terms and conditions hereof, the Parties shall use reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable legal requirements to obtain the Option Tax Ruling as promptly as practicable.
13.2    Withholding Tax Ruling
Promptly after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to file with the ITA an application for a ruling (which shall be subject to confirmation by Parent prior to its submission (not to be unreasonably withheld or delayed)) that with respect to holders of Company Ordinary Shares (other than Company Ordinary Shares subject to section 102 of the Ordinance) (i) exempts Parent, the Paying Agent and Surviving Corporation from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Exchange Fund, or clarifies that no such obligation exists, or (ii) clearly instructs Parent, the Paying Agent or the Surviving Corporation how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of the Company Ordinary Shares from which Tax is to be withheld (if any), what are the rate or rates of withholding to be applied and how each holder shall be identified (the “Withholding Tax Ruling”).
13.3    Tax Proceedings

13.3.1    The Company and its Representatives shall not make any application to, or conduct any negotiation with, the ITA with respect to any matter relating to the subject matter of the Options Tax Ruling and the Withholding Tax Ruling without prior coordination with Parent or its Representatives, and will enable Parent’s Representatives to participate in all discussions and meetings relating thereto. To the extent that the Parent’s representatives elect not to participate in any meeting or discussion, the Company’s Representatives shall provide a prompt and full report of the discussions held. In any event, the final text of the Options Tax Ruling and the Withholding Tax Ruling shall in all circumstances be subject to the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Options Tax Ruling and the Withholding Tax Ruling, as promptly as practicable, however, if such ruling is not obtained for any reason whatsoever by the Closing Date, the Closing shall not be delayed or postponed.

13.3.2    To the extent that prior to the Closing an interim Options Tax Ruling or an interim Withholding Tax Ruling shall have been obtained, then all references herein to the Options Tax Ruling or the Withholding Tax Ruling shall be deemed to refer to such interim ruling, until such time that a final definitive Options Tax Ruling or Withholding Tax Ruling are obtained.

13.3.3    The Parties hereto understand and acknowledge that the Israeli Tax Rulings may not be obtained or may contain such provisions, terms and conditions as the ITA may prescribe, which may be different from those detailed in this Section 13. The Parties further understand and acknowledge that the benefits to Company Shareholders and Optionholders contemplated in this Section 13 may not be granted, or may not be granted in full. If any of the Withholding Tax Ruling or the Options Tax Ruling (including any such interim rulings) are not obtained prior to the Closing Date, the Company shall instruct its Israeli counsel, advisors and accountants to apply to the ITA prior to the Closing Date for an extension of time with respect to the obligation to deduct or withhold Israeli Tax from the Exchange Fund payable pursuant to this Agreement and if such extension is not granted prior to the Closing, Parent, Paying Agent, the 102 Trustee or the Surviving Corporation may make such payments and withhold any applicable Israeli Taxes in accordance with applicable Legal Requirement.

14.    Closing Conditions

14.1    Conditions to Each Party’s Obligation to Effect the Merger
The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions precedent (“Bilateral Closing Conditions”):
14.1.1    Shareholders Approval
The Company shall have obtained the Shareholders Approval.
14.1.2    Israeli Statutory Waiting Periods
At least 50 days shall have elapsed after the filing of the Merger Proposals with the Companies Registrar and at least 30 days shall have elapsed after the approval of the Merger by the shareholders of the Company and Merger Sub.
14.1.3    Certificate of Merger
The Company and Merger Sub shall have received the Merger Certificate from the Companies Registrar.
14.1.4    No Order
No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity which has or could have the effect of making the Merger illegal or otherwise prohibiting or preventing the consummation of the Merger or the Transactions shall be in effect, nor shall any action have been taken by any Governmental Entity seeking any of the foregoing, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger or the Transactions illegal.
14.2    Conditions to Obligations of Parent and Merger Sub.
The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions (the “Parent Closing Conditions”):
14.2.1    Representations and Warranties
Each representation and warranty of the Company set forth in Section 1.2 (Share Capital of the Company and the Company Subsidiaries) and Section 1.3 (Authority, Execution and Delivery; Enforceability; Other Matters) of Exhibit 4 shall be true and correct, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representation or warranty expressly relates to another date (in which case such representation and warranty shall be true and correct on and as of such other date). All other representations and warranties of the Company in this Agreement shall be true and correct (disregarding any qualifications as to materiality or Company Material Adverse Effect contained therein), as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct (disregarding any qualifications as to materiality or Company Material Adverse Effect contained therein) on and as of such other date) and except for such failures to be true and correct that individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect that is dated as of the Closing Date.
14.2.2    Performance of Obligations of the Company
The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement and the Ancillary Agreements at or before the Closing Date and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.
14.2.3    Investment Center Approval
The Company shall have obtained the Investment Center Approval.
14.2.4    Officer’s Certificate
The Company shall have delivered to the Parent a certificate, dated as of the Closing Date, executed on behalf of the Company by the Chief Executive Officer of the Company, certifying (1) the Company’s Articles of Association in effect, and (2) the Shareholders Approval.
14.2.5    No Injunctions or Restraints on Conduct of Business
No temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Entity shall be in effect which has or could reasonably be expected to have the effect of limiting or restricting Parent’s ownership, conduct or operation of the business of the Company, following the Closing in any material respect.
14.2.6    Absence of Company Material Adverse Effect
There shall not have occurred after the date of this Agreement and be continuing any event, change, effect or development, that, individually or in the aggregate, has or would reasonably be expected to have, a Company Material Adverse Effect.
14.2.7    Director/Officer Resignations
Parent shall have received written resignation letters from the directors and/or officers of the Company and the Company Subsidiaries listed in Exhibit 14.2.7, or other evidence of their removal, effective as of the Effective Time.
14.3    Conditions to Obligation of the Company
The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or before the Closing Date of each of the following conditions (the “Company Closing Conditions”, and together with the Parent Closing Conditions and the Bilateral Closing Conditions, the “Closing Conditions”):
14.3.1    Representations and Warranties
Each representation and warranty of Parent and Merger Sub in Section 5.1 (Organization, Standing and Power) and Section 5.2 (Authority, Execution and Delivery; Enforceability) shall be true and correct, as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representation or warranty expressly relates to another date (in which case such representation and warranty shall be true and correct on and as of such other date). The other representations and warranties of Parent and Merger Sub in this Agreement shall be true and correct (disregarding any qualifications as to materiality or Parent Material Adverse Effect contained therein), as of the date of this Agreement and on the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to another date (in which case such representations and warranties shall be true and correct (disregarding any qualifications as to materiality or Parent Material Adverse Effect contained therein) on and as of such other date), except for such failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by an authorized officer of Parent to such effect.
14.3.2    Performance of Obligations of Parent and Merger Sub

Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or before the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by authorized officer of Parent to such effect.
14.3.3    Officer’s Certificate
Parent shall have delivered to the Company a certificate, dated as of the Closing Date, executed on behalf of Parent by a duly authorized officer of Parent and on behalf of Merger Sub by a duly authorized officer of Merger Sub, certifying the Merger Sub’s shareholder approval of the Merger, this Agreement and the other Ancillary Agreements.
14.3.4    Deposit with Paying Agent
The merger consideration required to be deposited with the Paying Agent on the Closing Date pursuant to the terms of the Paying Agent Agreement has been deposited (or will be deposited contemporaneously with the Closing) with the Paying Agent.
14.3.5    Effective S-8
A registration statement of Parent on form S-8 prepared pursuant to and in compliance with the Securities Act with respect to the shares of Parent Common Stock issuable under Parent’s 2014 Stock Incentive Plan, under which the Parent RSUs have been granted, shall be (or continue to be) effective.
14.3.6    OCS Undertaking
An undertaking in customary form in favor of the OCS to comply with the applicable Israeli research & development Law and the submission to the OCS of a written notification as to the consummation of the Merger.
15.    Termination, Amendment and Waiver

15.1    Termination
This Agreement may be terminated at any time before the Effective Time, whether before or after receipt of the Shareholders Approval:
15.1.1    by mutual written consent of the Parent and the Company, duly authorized by the Parent’s Board of Directors and the Company Board (or a duly authorized committee thereof);

15.1.2    by either Parent or the Company:

15.1.2.1        if the Merger is not consummated on or before October 12, 2015 (the “Outside Date”); provided, however, that Parent or the Company shall not be permitted to terminate this Agreement pursuant to this Section 15.1.2.1 if the failure to consummate the Merger by such date primarily results from a material breach by Parent or Merger Sub (in the case of termination by Parent) or the Company (in the case of termination by the Company) of any of its representations, warranties, covenants or other statements or obligations contained herein or in any Ancillary Agreement;

15.1.2.2        if any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 15.1.2.2 must have used its reasonable best efforts to remove such restraint and the right to terminate this Agreement under this Section 15.1.2.2 shall not be available to a Party if the issuance of such final, non-appealable order, decree, ruling or other action was primarily due to the failure of such Party to perform any of its obligations under this Agreement or under any Ancillary Agreement;

15.1.2.3        if, upon a vote at a duly held meeting to obtain the Shareholders Approval, the Shareholders Approval is not obtained;

15.1.3    by Parent:

15.1.3.1        if the Company breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement, which breach or failure to perform (i) would give rise to the failure of a Parent Closing Condition as set forth in Section 14.2 to be fulfilled and (ii) cannot be cured or, if curable, has not been cured by the date of the Shareholders Approval, or, if occurring after the Shareholders Approval, by the Outside Date; or

15.1.3.2        at any time prior to the Effective Time, if the Company Board shall have (A) effected an Adverse Recommendation Change, (B) recommended to the Company’s shareholders any proposal other than by Parent or Merger Sub in respect of an Acquisition Proposal, or publicly announced its intention to enter into any agreement in respect of any Acquisition Proposal, or (C) failed to reaffirm publicly and unconditionally its recommendation to the Company’s shareholders that they give the Shareholders Approval within three (3) Business Days of Parent’s written request to do so (which request may be made at any time following public disclosure of an Acquisition Proposal, except that if such Acquisition Proposal is a Superior Proposal and the Company has provided notice to the Parent of its intention to terminate the Agreement under Section 7.4, such reaffirmation must be made within three (3) Business Days following either (i) an amendment of this Agreement resulting in the relevant Acquisition Proposal ceasing to constitute a Superior Offer, or (ii) the expiration of the Notice Period pursuant to Section 7.4, unless the Company rightfully terminates the Agreement), which public reaffirmation must also include the unconditional rejection of such Acquisition Proposal; or

15.1.3.3        if after receiving an Acquisition Proposal, the Company shall have violated or breached in any material respect any of its obligations under Section 7 (Non-Solicitation by the Company) with respect to such Acquisition Proposal; or

15.1.4    by the Company:

15.1.4.1        if Parent breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement or any Ancillary Agreement, which breach or failure to perform (A) would give rise to the failure of a Company Closing Condition pursuant to Section 14.3 and (B) cannot be cured or if curable, has not been cured by the date of the Shareholders Approval; or

15.1.4.2        pursuant to the procedures and actions prescribed by Section 7 (Non-Solicitation by the Company).

15.2    Notice of Termination; Effect of Termination
In order to terminate this Agreement pursuant to Section 15.1, the terminating party shall give written notice of such termination to the other Parties specifying the provision or provisions of this Agreement on which such termination is based, and, if then due, payment of the Break Fee or expenses.
Upon such termination in accordance with Section 15.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than Section 10 (Fees), Section 12 (Public Disclosure) this Section 15.2 and Section 16 (General Provisions), which provisions shall survive such termination; provided, however, that, the termination of this Agreement shall not relieve any Party from any liability for any intentional or willful inaccuracy in or intentional or willful breach of any representation, warranty, covenant, obligation or other provision hereof.
15.3    Amendment
This Agreement may be amended by the Parties at any time before or after receipt of the Shareholders Approval; provided, however, that (i) after receipt of the Shareholders Approval, there shall be made no amendment that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders and (ii) no amendment shall be made to this Agreement after the Effective Time. Except as required by Law, no amendment of this Agreement by the Company shall require the approval of the shareholders of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.
15.4    Extension; Waiver
At any time before the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement; provided, however, that (i) after receipt of the Shareholders Approval, there shall be made no waiver that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders and (ii) no waiver shall be made under this Agreement after the Effective Time. Except as required by Law, no extension or waiver by the Company shall require the approval of the shareholders of the Company. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. For any matter under this Agreement requiring the consent or approval of any party, such consent or approval shall be valid and binding on a party hereto only if such consent or approval is delivered in an instrument in writing signed on behalf of such Party.
15.5    Procedure for Termination, Amendment, Extension or Waiver
A termination of this Agreement pursuant to Section 15.1, an amendment of this Agreement pursuant to Section 15.3 or an extension or waiver pursuant to Section 15.4 shall, in order to be effective, require in the case of Parent or the Company, action by its Board of Directors. Termination of this Agreement before the Effective Time shall not require the approval of the shareholders of the Company.
16.    General Provisions

16.1    Information and Cooperation
Subject to the provisions of any applicable Legal Requirement, the Company shall keep Parent fully informed and closely consult and cooperate with Parent in respect of any matters that relate to the completion of the Transactions, including but not limited to any proceedings or communication with the OCS, the Investment Center, the ITA, BaFin, FSE, Clearstream, any other Governmental Entity, or any third party (including any litigation or arbitration). In connection with any such matter, the Company shall (i) promptly provide Parent with copies of material written communication (or written summaries of any material non-written communication), (ii) contact or communicate with any relevant authority or third party only after consultation with Parent, (iii) give Parent and its advisors reasonable opportunity to comment on, and include any reasonable comments in, any intended communication with the relevant authorities or third parties, (iv) promptly inform Parent in advance of the time and place of any meetings and conferences with any relevant authority or third party, and (v) give Parent and its advisers reasonable opportunity to participate in any such meetings or conferences.
16.2    Non-survival of Representations and Warranties
None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 16.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.
16.3    Notices
All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the Parties at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):
16.3.1    if to Parent or Merger Sub, to
John Frederick
Executive Vice President, CFO & CAO
Phone: +1 (978) 640-5021
Email: john.frederick@avid.com

and
Jason Duva
Vice President, General Counsel & Corporate Secretary
Phone: +1 (978) 640-5237
Email: jason.duva@avid.com

with a copy (which shall not constitute notice) to:

Dr. Tobias Heinrich, Partner
White & Case LLP
Phone: +49 (69) 29994-1121
Email: theinrich@whitecase.com

16.3.2    if to the Company, to
Avi Sharir, CEO
Phone: +972 (9) 764-2100
Email: Avi@orad.tv

with a copy (which shall not constitute notice) to:
Ariel Aminetzah, Adv.
Meitar Liquornik Geva Leshem Tal
Phone: +972 (3) 610-3901
Email: ariel@meitar.com

16.4    Severability
Subject to Section 15.1 (Termination), if any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Subject to Section 15.1 (Termination), upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.
16.5    Counterparts
This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including, without limitation, in pdf or other scan format) shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
16.6    Entire Agreement; Third-Party Beneficiaries
This Agreement and the Ancillary Agreements, including the Exhibits and Schedules thereto, and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the Transactions. Except for (i) the rights of the Company Shareholders to receive the Per Share Merger Consideration following the Effective Time in accordance with Section 3.1, (ii) the rights of the Optionholders to receive the Option Payment following the Effective Time in accordance with Section 3.1, and (iii) as provided in Section 11 (Indemnification), this Agreement and the Ancillary Agreements, including the Exhibits and Schedules thereto, are not intended to confer upon any Person other than the Parties any rights or remedies.

16.7    Governing Law
This Agreement, the Transactions, all acts hereunder and all obligations of the Parties shall be governed by and construed in accordance with the laws of the State of Israel, without regard to the conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the applicable of the Laws of any jurisdiction other than the State of Israel.
16.8    Arbitration
In the event that a resolution is not reached among the Parties within thirty (30) days after written notice of a dispute, then the dispute shall be submitted to arbitration in accordance with this Section 16.8. Any disputes arising between the Parties relating to this Agreement, or its interpretation, execution or breach thereof, shall be exclusively resolved by arbitration to be conducted and all decisions and awards shall be rendered in accordance with the rules of the Israeli Arbitration Law, 5728-1968, as amended (the “Arbitration Law”), which rules and procedures are deemed to be incorporated by reference into this Agreement, except as otherwise provided herein. To the maximum extent permitted under applicable Legal Requirements, any such arbitration (including its existence, any materials exchanged or disclosed therein, the proceedings and the arbitrator’s award) shall be conducted on a confidential basis. Any such arbitration shall be conducted in the English language, in Tel Aviv, Israel (or as determined by the arbitrator), by one arbitrator who shall be selected by the Parties (or, if the Parties are unable to reach an agreement on the identity of the arbitrator, the President of the Israeli Bar shall select such arbitrator). All aspects of the arbitration proceedings, including all preliminary and post-ruling matters, shall be conducted in accordance with Israeli substantive laws then in force. The arbitrator shall be authorized to determine the procedural and evidentiary rules applicable to the arbitration and shall not be bound by rules of civil procedure or the principles governing admissibility of evidence. The arbitrator shall have the right to order discovery and to shall conduct such hearings or hear such presentations by the Parties (either together or ex parte) as he in his sole discretion deems necessary. The arbitrator may meet with each of the Parties separately, and the Parties undertake to fully cooperate with the arbitrator and provide him with all materials requested by him without any delays. The arbitration proceedings shall not exceed thirty (30) Business Days from the commencement of the proceedings. The arbitrator shall be requested to provide its written determination within thirty (30) days after the completion of the arbitration proceedings. Each of the parties to the arbitration shall pay its own expenses, and the parties shall share equally the fees and expenses of the arbitration proceeding (including the arbitration fees and expenses), unless otherwise determined by the arbitrator in its arbitration award. Notwithstanding anything in this Section 16.8, each Party may seek interim injunctive relief from a court of competent jurisdiction provided that such interim injunction relief shall be until the arbitrator is appointed. The continuance of such interim relief may be determined by the arbitrator. No arbitration pursuant to this Agreement shall be stayed or delayed pending the outcome of any judicial or other proceedings. The award of the arbitrator shall be in writing and shall include the basis and reasoning for its findings, and shall be final, binding and conclusive upon the Parties, except as provided in the Arbitration Law. Judgment upon an arbitral award may be entered in any court of competent jurisdiction. The discretion of the arbitrator to fashion remedies hereunder shall not be broader than the legal and equitable remedies available to a court in Israel. The arbitrator shall have the right to order injunctive relief and the payment of attorneys' fees, costs and other damages. The findings and determination of the arbitrator in the arbitration award shall be final and binding on the Parties, and may not be challenged or subject to any appeal. Any ruling or decision of the arbitrator may be enforced in any court of competent jurisdiction. This Section constitutes an Arbitration Agreement in accordance with the Arbitration Law. In the event of any contradiction between the provisions hereof and the Arbitration Law, the provisions of this Agreement shall prevail.
16.9    No Assignment; Binding Effect
This Agreement shall not be assigned by any of the Parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other Parties Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

16.10    Enforcement
The Parties agree that immediate, irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the Transactions) in accordance with its specified terms or otherwise breach such provisions. Subject to the immediately following sentence, the Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 16.8 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 10.2 (Break Fee) shall not be construed to diminish or otherwise impair in any respect Parent’s or Merger Sub’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the Transactions and without that right, neither Party would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 16.10 shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the Outside Date, any Party brings any suit, action or proceeding, in each case in accordance with Section 16.8, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, the Outside Date shall automatically be extended by (A) the amount of time during which such suit, action or proceeding is pending, plus twenty (20) Business Days or (B) such other time period established by the court presiding over such suit, action or proceeding, as the case may be.
16.11    Interpretation
When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the generality of the foregoing”. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

AVID TECHNOLOGY, INC.

By:    /s/ John W. Frederick
Name:    John W. Frederick
Title:    Executive Vice President, Chief Financial
Officer and Chief Administrative Officer

MESSINIO LTD.

By:    /s/ John W. Frederick
Name:    John W. Frederick
Title:    Director

ORAD HI-TECH SYSTEMS LTD.

By:    /s/ Avi Sharir
Name:    Avi Sharir
Title:    CEO

Exhibit (D)
Major Shareholders of the Company

•	Mr. Avi Sharir

•	Viola PE Management Three 2010, Limited Partnership

•	Mr. Daniel Furman

Exhibit 1.1
Definitions

For the purposes of this Agreement, the following defined terms, which are identified by capitalization, shall always have the meaning as set forth in this Exhibit 1.1, it being understood that these definitions are applicable to the singular as well as the plural forms of such terms.

Defined Term	Meaning
“102 Trustee”	means Tamir Fishman Equity Plan Services, acting as the trustee appointed by the Company in accordance with the provisions of the Ordinance, and approved by the ITA.
“Acquisition Proposal”	As defined in Section 7.1.
“Adverse Recommendation Change”	As defined in Section 7.3.
“Affiliate” of a Person	Another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.
“Agreement”	means this Transaction Agreement and Plan of Merger.
“Alternative Acquisition Agreement”	As defined in Section 7.3.
“Ancillary Agreements”
means the Paying Agent Agreement, the Voting and Support Agreements and the other agreements and instruments provided for contemplated herein or executed and delivered in connection with this Agreement.

“BaFin”	As defined in Section 9.2.3.
“Bilateral Closing Conditions”	As defined in Section 14.1.
“BlueSet Product”
means a multi format virtual set solution, using camera tracking techniques based on image processing and pattern recognition algorithms limited to traditional blue or green screen chroma key techniques.

“Book-Entry Share”	As defined in Section 3.1.2.
“Break Fee”	As defined in Section 10.2.
“Business Day”
means any day, other than a Friday, Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are generally closed in Massachusetts, New York, Tel-Aviv, Israel or Frankfurt am Main, Germany.

“Capital Markets Rules”
means the WpHG, the FSE Listing Rules, the terms and conditions of other stock exchanges where the Company Shares are traded, the EU Prospectus Regulation, the WpPG, and other rules on the offering or selling of shares in those jurisdictions where Company Shares were offered or sold.

“Cashed-Out Option”	As defined in Section 3.1.3.1.
“Certificate of Merger”	As defined in Section 2.3.
“Certificates”	As defined in Section 3.1.2.
“Clearstream”	As defined in Section 3.3.1.
“Closing”	As defined in Section 2.2.
“Closing Conditions”	As defined in Section 14.3.
“Closing Date”	As defined in Section 2.2.
“Companies Registrar”	As defined in Section 2.3.
“Company”	As defined in the list of parties.

“Company 102 Options”	means Company Options granted under section 102(b)(2) of the Ordinance and held by the 102 Trustee.
“Company 102 Shares”	means (i) Company Shares granted under section 102(b)(2) of the Ordinance, and (ii) Company Ordinary Shares issued upon the exercise of Company 102 Options, which are held by the 102 Trustee.
“Company Board”	As defined in Section 7.2.
“Company Intellectual Property”
means all Intellectual Property (a) owned, used or filed by the Company or any Company Subsidiary; (b) incorporated by the Company or any Company Subsidiary in its Products or in its Technology; or (c) licensed to the Company or any Company Subsidiary.

“Company IP Contract”
means any material license agreement in respect of the license of Intellectual Property or Technology for a one off or annual fee greater than $100,000 either (a) by the Company or any Company Subsidiary to any third party, or (b) by any third party to the Company or any Company Subsidiary.

“Company IT Systems”
means all information technology and computer systems relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, that are material to the business of the Company and the Company Subsidiaries.

“Company Material Adverse Effect”
means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or in the aggregate taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by the Company in this Agreement, is, or is reasonably likely to have a material adverse effect on (a) the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, capitalization, operations or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) the ability of the Company to consummate the Merger and to perform its obligations under this Agreement and the Ancillary Agreements; provided, however, that the term “Company Material Adverse Effect” shall not include effects to the extent they result from (i) changes in the financial credit or securities markets (including changes in generally applicable interest or exchange rates) in general in any country or region in which the Company or its Subsidiaries conducts a material portion of their business, (ii) changes in the industry, economies or segments in which the Company and the Company Subsidiaries operate, (iii) changes in GAAP or IFRS or any authoritative interpretation thereof, (iv) the announcement of this Agreement or the effect of any action required to be taken or prohibited from being taken pursuant to the terms of this Agreement, including the loss of customers, partners and suppliers, (v) any action taken by the Company at the request of Parent or its Affiliates, (vi) changes in general political conditions or acts of war, armed hostilities or terrorism or any escalation or worsening of any acts of war, armed hostilities or terrorism, in each case that do not have a direct material adverse impact on the Company or its business, (vii) the filing of shareholder lawsuits aiming to prevent the transaction based on arguments that all Parties in their reasonable judgment consider to be without merit or (viii) any failure to meet internal or published projections, forecasts, or revenue or earning predictions for any period, provided that this Section (ix) will not be construed to include any underlying change, effect, event, occurrence, state of facts or development that resulted in or contributed to any such failure, but any effects resulting from the matters referred to in Clauses (i) through (ix) shall be excluded only to the extent such matters do not disproportionately impact the Company or the Company Subsidiaries as compared to other companies operating in the same industry. Declines in the trading prices of Company Ordinary Shares, in and of themselves, shall not constitute a “Company Material Adverse Effect,” but the underlying causes thereof may constitute or contribute to a Company Material Adverse Effect if not otherwise expressly excluded from this definition.

“Company Option”	As defined in Section 3.1.3.1.
“Company Option Plans”	means the Company’s 1996 Option Plan and 2003 Option Plan, as amended.
“Company Ordinary Share”	As defined in Recital (A).
“Company Recommendation”	As defined in Section 9.1.2.
“Company Shareholder”	As defined in Section 3.1.2.
“Company Shareholders Meeting”	As defined in Section 9.1.1.
“Company Subsidiary”	As defined in Exhibit 4 under 1.1.1.
“Company Technology”	means all Technology used in or necessary for the conduct of the business of the Company and the Company Subsidiaries.
“Confidentiality Agreement”	As defined in Section 9.2.4.
“Contract”	means any written or oral contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease or other legally binding instrument or arrangement.

“Copyrights”
means copyrights, whether registered or unregistered and whether or not registrable, (including copyrights in Software), mask work rights and registrations and applications therefore and all moral and common law rights therein, including rights under section 45 of the Israeli Copyright Law 2007 or under any other similar provision of any Law of any applicable jurisdiction.

“Covenant Leakage Amount”	As defined in Exhibit 6.1.
“DPR”	German Financial Reporting Enforcement Panel (Deutsche Prüfstelle für Rechnungslegung e.V.)
“ECI”	means the Israel Law for the Encouragement of Capital Investments-1959.
“Effective Time”	As defined in Section 2.3.
“EU Prospectus Regulation”	means Commission Regulation (EC) No. 809/2004 of 29 April 2004, as amended from time to time.
“Exchange Fund”	As defined in Section 3.3.1.
“Exclusions”	As defined in Section 6.1.
“FSE”	As defined in Section 3.3.1.
“FSE Listing Rules”	means the listing rules of the FSE (Börsenordnung der Frankfurter Wertpapierbörse)
“GAAP”	means United States generally accepted accounting principles, as in effect from time to time.
“Governmental Entity”
means any government or any arbitrator, tribunal or court of competent jurisdiction, administrative agency or commission or other Governmental Entity or instrumentality (in each case whether supranational, national, federal, state, local, foreign, international or multinational), any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-Governmental Entity or any other Person.

“Government Grant”	means any grant, subsidy or award from any Governmental Entity.
“ICL”	As defined in the Whereas section (A).
“IFRS”	means International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) as in effect from time to time.
“Indemnified Parties”	As defined in Section 11.1.
“Intellectual Property”
means all rights arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any foreign jurisdiction: (a) Patents; (b) Marks; (c) Copyrights; (d) Trade Secrets; (e) all applications, registrations and permits related to any of the foregoing Clauses (b) through (d); and (f) any and all other similar proprietary rights in any jurisdiction.

“International Trade Law”
means applicable law relating to (i) international transactions or (ii) the export or re-export of commodities, technologies, or services, including, but not limited to, the United States Export Administration Act of 1979, the United States Export Administration Regulations, the United States Foreign Corrupt Practices Act, the United States Arms Export Control Act, the United States International Traffic in Arms Regulations, the United States International Emergency Economic Powers Act, the United States Trading with the Enemy Act, the United States Customs laws and regulations, the United States Foreign Asset Control Regulations, the International Boycott Provisions of Section 999 of the U.S. Internal Revenue Code of 1986, as amended, the Israeli Trading with the Enemy Ordinance of 1939, the Israeli Order of Trading with the Enemy (Enemy for the Purposes of the Ordinance) 2011the Israeli Order of Import and Export (Supervision of Export of Dual Use Goods, Services and Technologies) 2006, the Israeli Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended, and any other similar applicable law with respect to export or trade and, in each case, any regulations or orders issued thereunder (all as amended from time to time).

“Investment Center”	means the Investment Center of the Israeli Ministry of Industry, Trade and Labor established under the ECI.
“ITA”	As defined in Section 3.3.7.
“Judgment”
means any judgment, order, decree, award, ruling, decision, verdict, subpoena, injunction or settlement entered, issued, made or rendered by, or any consent agreement with, any Governmental Entity (in each case whether temporary, preliminary or permanent).

“Knowledge”
means with respect to the Company, any fact, circumstance, event or other matter in question actually known (where any matter evidenced in writing in possession of any of the persons listed in Exhibit DEF, including in e-mails, is deemed to be actually known) as of the date of determination by any of the persons listed in Exhibit DEF.

“Law”
means any order, any federal, state, local, foreign, international or multinational treaty, constitution, statute, code or other law (including common law), ordinance, rule or regulation of any kind, and the rules, regulations, ordinances, standards and official interpretations and policies promulgated thereunder.

“Leakage”
means any of the following or the agreement to do any of the following, in each case by any of the Company or its Subsidiaries to the benefit of any Receiving Party: (i) any distribution, dividend, return of capital (whether by reduction of capital or redemption or purchase of shares), (ii) any payments in respect of any measure regarding the share capital or any securities of any of the Company or its Subsidiaries, (iii) any payments (including any kind of management, professional advisers, consulting or service fees, or any other expenses or amounts under any agreement or arrangement) other than payments in the ordinary course of business consistent with past practice, (iv) granting of any loan to, or payment of interest on any loan granted by, any Receiving Party; (v) any transfer of assets; (v) assumption or indemnification, other than pursuant to Section 11 hereof of any liabilities as well as the waiver of any claims or (vii) conclusion of any agreement between any of the Company or its Subsidiaries on the one side and a Receiving Party on the other side.

“Legal Proceeding”
means any lawsuit, litigation, arbitration or other similarly formal legal proceeding (in each case, whether civil, criminal or administrative), brought by or pending before any Governmental Authority.

“Legal Requirements”	means requirements under any Law.
“Marks”
means trademarks, service marks, trade names (whether registered or unregistered), service names, industrial designs, brand names, brand marks, trade dress rights, Internet domain names, identifying symbols, logos, emblems, signs or insignia, and including all goodwill associated with the foregoing.

“Material Contract”	As defined in Exhibit 4 under Section 1.11.2
“Maximum Premium”	As defined in Section 11.1.3.
“Merger Notice”	As defined in Section 2.3.
“Merger Proposal”	As defined in Section 9.6.1.
“Merger Sub”	As defined in the list of parties.
“New Plans”	As defined in Section 9.5.
“NIS”	New Israeli Shekel.
“No Leakage Covenants”	As defined in Exhibit 6.1.
“No Leakage Warranties”	As defined in Exhibit 4 under 1.22.
“Notice Period”	As defined in Section 7.4.
“Open Source Code”
means Open Source Software, or a portion of its code thereof. Open Source Software and Open Source Code include software and code, respectively, that is licensed under any license that conforms to the Open Software Initiative (OSI) definition of open source software in effect as of the date of this Agreement, and any versions of the GNU General Public License, GNU Lesser General Public License, Mozilla License, Common Public License, Apache License, BSD License, Artistic License, or Sun Community Source License.

“Open Source Software”
means software licensed or distributed under a license that, as a condition of use, modification or distribution of the software, requires that such software or other software distributed with or combined with, derived from or used or distributed with the software be disclosed or distributed in source code form, licensed for the purpose of making derivative works, or redistributable at no charge, or be distributed with certain notices or licenses (e.g., copyright notices or warranty disclaimers).

“Option Consideration”	As defined in Section 3.2.
“Option Payment”	As defined in Section 3.1.3.1.
“Option Schedule”	As defined in Section 9.4.2.
“Optionholders”	As defined in Section 3.1.3.3.
“Options Tax Ruling”	As defined in Section 13.1.
“Order”
means any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Entity (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Ordinance”	As defined in Section 3.1.3.2.
“Outside Date”	As defined in Section 15.1.2.1.
“Parent”	As defined in the list of parties.
“Parent Closing Conditions”	As defined in Section 14.2.
“Parent Common Stock”	As defined in Section 3.1.3.2.
“Parent Material Adverse Effect”
means a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement and the Ancillary Agreements or on the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

“Parent RSUs”	As defined in Section 3.1.3.2.
“Parent SEC Documents”	As defined in Section 5.6.1.
“Party”	As defined in the list of parties.
“Patents”	means patents, patent applications, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof.
“Payer”	As defined in Section 3.3.7.
“Paying Agent”	As defined in Section 3.3.1.

“Paying Agent Agreement”	As defined in Section 3.3.1.
“Per Share Merger Consideration”	As defined in Section 3.1.2.
“Permitted Leakage”
means (i) payment by the Company to its shareholders of a dividend for the financial year 2014 in an amount of up to EUR 1.2 million, (ii) any payments pursuant to Schedule 6.1 (Exceptions to Ordinary Course and No-Leakage Covenants) and (iii) any exchange of goods or services at arm’s length terms.

“Person”
means any individual, firm, corporation (including not-for-profit), general or limited partnership, limited liability company, trust, estate, joint venture, Governmental Entity or other entity of any kind or nature.

“Personal Information”
means any information that can be used to identify, contact or precisely locate a natural person, including name, address, telephone number, email address, financial account number or government-issued identifier.

“Plan Securities”	As defined in Section 3.2.
“Privacy Laws and Requirements”
means all Laws (including Israel’s Protection of Privacy Law 5741-1981 and related regulations), material contractual obligations, fiduciary obligations, the Company’s and its Subsidiaries’ internal and public-facing privacy policies, any public statements made by the Company or any Subsidiaries regarding their privacy policies or practices, third party privacy policies which the Company or any of its Subsidiaries has been contractually obligated to comply with, and any rules of applicable self-regulatory or other organizations in which the Company or any of its Subsidiaries is or has been a member.

“Proceeding”
means any suit, action, proceeding, arbitration, audit, hearing, or investigation (in each case, whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Products”
means the products of the Company and the Company Subsidiaries, comprising of:
(a)Graphic Products: 3Designer; 3Dplay; Maestro; Morpho; Interact; Powerwall; RadioTV; TD Control; Social media Hub; 4Designer (pending); Orcast (pending);
(b) Virtual Studio Products: BlueSet; ProSet; RealSet; XYNC; Virtual studio in a box virtual studio;
(c) Video Server: PlayMaker; VJ; Blend; ProServe; Artwork Sequencer servers (pending);
(d) Sports Products: Advision; FDL; Invictus; MVP; Trackvision; Spark (pending); and
(e) MAM products: iFind.

“Proxy Statement”	As defined in Section 9.1.1.
“Publicly Available Software”	means any Open Source Software, Open Source Code or free software.
“Receiving Party”	As defined in Exhibit 4 under 1.23.
“Record Company Shareholder”	As defined in Section 3.1.2.
“Related Party”	As defined in Exhibit 4 under 1.22
“Reporting Tail Endorsement”	As defined in Section 11.1.3.
“Representative”
means, with respect to any Person, any direct or indirect subsidiary of such Person, or any officer, director, employee, shareholder, investment banker, providers of debt or other financing, attorney or other agent, advisor or representative of such Person or any direct or indirect subsidiary of such Person.

“Securities Law”	means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

“Shareholders Approval”
means, assuming the accuracy of the representations set forth in Section 4 above, the affirmative vote (in person or by proxy) of the holders of at least 75% of the Company Shares present and voting at the Company Shareholders Meeting, or any adjournment or postponement thereof, in favor of the approval of this Agreement, the Merger and the other Transactions.

“Source Code Due Diligence”	As defined in Section 9.2.1.
“Spread Value”	As defined in Section 3.1.3.2.
“Subsidiary”
of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Substantial Creditors”	As defined in Section 9.6.2.2.
“Superior Proposal”	As defined in Section 7.3.
“Supervisory Authorities”	means BaFin, FSE and other relevant supervisory bodies of stock exchanges where the Company Shares are traded.
“Surviving Corporation”	As defined in Section 2.1.
“Tax” (and, with correlative meaning, “Taxes”)
means: (i) any federal, state, local or foreign income, gross income, gross receipts, capital gain, windfall profit, severance, property, production, sales, use, license, excise, franchise, capital, profits, employment, social security, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including, for the avoidance of doubt, any liability arising from any Law relating to escheat or unclaimed property) or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity and (ii) any liability for the payment of amounts determined by reference to amounts described in Section (i) above as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on an affiliated, combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax sharing arrangement), as a result of being a transferee or successor, or otherwise.

“Tax Return”
means any return, report or similar statement filed or required to be filed with respect to any Tax (including any attachments, amendments, schedules or supplements to the foregoing), including any information return, election, claim for refund, tax shelter disclosure statements, amended return or declaration of estimated Tax.

“Technology”
means all designs, formulas, algorithms, procedures, techniques, ideas, know-how, Software (whether in source code, object code or human readable form), databases and data collections, Internet websites and web content, tools, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media, whether or not specifically listed herein.

“Trade Secrets”
means confidential and proprietary information, or non-public processes, designs, specifications, technology, know-how, techniques, formulae, inventions, concepts, trade secrets, discoveries, ideas and technical data and information.

“Transactions”	As defined in Recital (B).
“Unvested Options”	As defined in Section 3.1.3.2.
“Vested Option”	As defined in Section 3.1.3.1.

“Voting and Support Agreement”	As defined in Recital (D).
“Warranty Leakage Amount”	As defined in Exhibit 4.
“Withholding Tax Ruling”	As defined in Section 13.2.
“WpHG”	means the German Securities Trading Act (Wertpapierhandelsgesetz).
“WpPG”	means the German Securities Prospectus Act (Wertpapierprospektgesetz).

Execution Version

EXHIBIT 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules delivered to Parent and Merger Sub concurrently with the parties’ execution of this Agreement (it being understood that (i) the Schedules shall be arranged in sections corresponding to the specific sections in this Exhibit 4 and the disclosures therein shall provide exceptions to, or otherwise qualify, the corresponding section in this Exhibit 4, including by way of cross reference, (ii) the disclosures in any section of the Schedules shall be deemed disclosed with respect to any other section of this Exhibit 4 to the extent that it is reasonably apparent on the face of such disclosures that such disclosure is applicable or relevant to such other sections, and (iii) the mere inclusion of an item in the Schedules as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Company Material Adverse Effect)), the Company represents and warrants to Parent and Merger Sub as follows:
1.1    Organization, Standing and Power.

1.1.1    The Company and each of its Subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing (in those jurisdictions where such concept is recognized) under the laws of the jurisdiction in which it is organized and has requisite corporate power and authority to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted. Schedule 1.1.1 lists each Company Subsidiary together with the individuals who comprise the board of directors or comparable body for each such entity.

1.1.2    Except as set forth in Schedule 1.1.2, the Company has made available to Parent a true and complete copy of the articles of association of the Company, as amended to the date of this Agreement (the “Company Charter”), and the charter and organizational documents of each Company Subsidiary, in each case as amended through the date of this Agreement, and neither the Company nor any Company Subsidiary is in default in the performance, observation or fulfillment of such documents except, in the case of the Company Subsidiaries, for immaterial defaults. Except as set forth in Schedule 1.1.2, copies of all of the resolutions of the board of directors including any relevant committees and the shareholders of the Company (with respect to the period of time beginning on January 1, 2010) have been made available to Parent before the date hereof and are true and complete in all material respects.

1.2    Share Capital of the Company and the Company Subsidiaries

1.2.1    The authorized share capital of the Company consists of 270,000 New Israeli Shekels divided into 27,000,000 ordinary shares of a nominal value of NIS 0.01 (One Israeli Agora) each. As of the date hereof, (i) 11,749,304 Company Ordinary Shares are issued and outstanding (of which 404,350 Company Ordinary Shares are treasury shares), (ii) 635,500 Company Ordinary Shares are subject to outstanding Company Options, out of which 404,666 constitute Vested Options and 229,834 constitute Unvested Options, and (iv) 515,345 Company Ordinary Shares are reserved for issuance pursuant to the grant of additional options under the Company Option Plans. Except as set forth above, as of the date hereof, no shares of the Company or other voting securities of the Company are issued, reserved for issuance or outstanding and there are no commitments or Contracts (as defined below) to issue any shares of the Company or other voting securities other than pursuant to the exercise of Company Options under the Company Option Plans that are outstanding as of the date hereof.

1.2.2.    Schedule 1.2.2 sets forth for each Company Subsidiary the amount of its authorized share capital (if applicable), the amount of its outstanding share capital and the record and beneficial owners of its outstanding share capital, and there are no other shares or other equity securities of any Company Subsidiary issued, reserved for issuance or outstanding. Except as otherwise provided in Schedule 1.2.2 all of the outstanding equity securities and other securities of each Company Subsidiary are owned of record and beneficially by the Company, free and clear of all liens. There are no bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of share capital of the Company or any Company Subsidiary may vote (“Voting Company Debt”).
Schedule 1.2.2 sets forth a true, correct and complete list of all holders of Company Options, and with respect to each Company Option includes the number of shares subject to such Company Option, the number of such shares that are vested or unvested under such Company Option, the “date of grant” of such Company Option, the exercise price per share, the plan from which such Company Option was granted (if any), whether each such Company Option was granted and is subject to Tax pursuant to Section 3(i) or Section 102 of the Israeli Tax Code. In addition, Schedule 1.2.2 indicates, which holders of Company Options are Persons that are not employees of the Company (including non-employee directors or consultants or other similar Persons).
1.2.3    Except as set out in Schedule 1.2.3, neither the consummation of the transactions contemplated by this Agreement, nor any action taken or required to be taken by Company or any Company Subsidiary pursuant to this Agreement, will result in any acceleration of exercisability or vesting in favor of any optionee under any Company Option.

1.2.4    The Company Option Plans (including all amendments) have been duly approved by the Company Board and shareholders (as applicable). The Company has made available to the Parent complete and accurate copies of all (x) Company Option Plans, and (y) forms of share option agreements evidencing Company Options. All tax rulings and significant correspondence and filings with the ITA relating to the outstanding Company Options have been provided to Parent. Except as set forth above or in Schedule 1.2.4, there are no options, warrants, rights, convertible or exchangeable securities, “phantom” share rights, share appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary or, to the Company’s Knowledge, any of its other Affiliates, is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver or sell additional share capital or other equity interests in, or any security convertible or exercisable for or exchangeable into any share capital of or other equity interest in, the Company or any Company Subsidiary or any Voting Company Debt, (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Company Ordinary Shares. Except as set out in Schedule 1.2.4, There are not any outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any share capital, membership interests, partnership interests, joint venture interests or other equity interests of the Company or any Company Subsidiary. The terms of the Company Option Plans permit the treatment of Company Options as provided in this Agreement, without notice to, or the consent or approval of, the holders of Company Options in such capacity.

1.2.5    Schedule 1.2.5 sets forth a true and complete list of all share capital, membership interests, partnership interests, Joint Venture Interests and other equity interests in any Person (other than a Company Subsidiary) owned, directly or indirectly, by the Company or any Company Subsidiary. The term “Joint Venture Interests” means interests in any corporation or other entity (including partnership, limited liability company and other business association) that is not a Company Subsidiary and in which the Company or one or more Company Subsidiaries owns an equity interest (other than equity interests held for passive investment purposes which are less than 5% of any class of the outstanding voting securities or other equity of any such entity).

1.2.6    Except as set out in Schedule 1.2.6, the Company does not own, directly or indirectly, any share capital of any Person that is not a Company Subsidiary.

1.3    Authority; Execution and Delivery; Enforceability; Other Matters.

1.3.1    The Company has the requisite power and authority to execute, deliver and perform this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party and to consummate the Transactions. The execution, delivery and performance by the Company hereof and of the Ancillary Agreements to which it is, or is specified to be, a party, and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to receipt of the Company Shareholder Approval, and no other corporate action is necessary to authorize the consummation of the Transactions. The Company has duly executed and delivered this Agreement and at or before the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and, assuming due authorization, execution and delivery by the other parties thereto, this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after such execution and delivery constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms except as such enforceability (i) may be limited by, bankruptcy, reorganization, fraudulent transfer, insolvency, moratorium or similar Laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

1.3.2    The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has duly and unanimously adopted resolutions (i) approving this Agreement and the Ancillary Agreements, the Merger and the other Transactions, (ii) determining that the terms of the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders, (iii) recommending that the Company’s shareholders approve this Agreement and (iv) declaring that this Agreement is advisable to the Company’s shareholders.

1.3.3    The only vote of holders of any class or series of shares of the Company necessary to approve and adopt this Agreement and the Merger pursuant to the ICL and the Company Charter is the approval of this Agreement by holders of at least 75% of the outstanding Company Ordinary Shares present and voting at a meeting (not including abstainers) (the “Company Shareholder Approval”).

1.3.4    No anti-takeover provision in the Company Charter is applicable to this Agreement or any Ancillary Agreement, the Merger or the other Transactions. The Company and any Company Subsidiary is not bound and does not have in effect any “poison pill”, anti-takeover plan or similar plan or agreement which could delay, render more expensive, or have a dilutive or otherwise adverse effect on, the consummation of the Merger or the Transactions.

1.4.    No Conflicts; Consents.

1.4.1    Except as set forth in Schedule 1.4.1, the execution and delivery by the Company of this Agreement and of each Ancillary Agreement to which it is, or is specified to be, a party will not, and the consummation of the Merger and the other Transactions will not (i) contravene, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, (ii) give rise to a right of termination cancelation or acceleration of any obligation under, (iii) give rise to materially increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or (iv) result in the creation of any lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (A) the Company Charter or the charter or organizational documents of any Company Subsidiary, (B) any other Material Contract or any Company Benefit Plan to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound, or (C) subject to the filings and other matters referred to in Section 1.4.1, any Judgment or Law applicable to the Company or any Company Subsidiary or their respective properties or assets, except in the cases of clauses (B) and (C) for contraventions, conflicts, violations, or defaults that would not have a Company Material Adverse Effect.
1.4.2    No consent, approval, waiver, license, permit, franchise, authorization or Judgment (“Consent”) of, or registration, declaration, notice, report, submission or other filing (“Filing”) with, any Governmental Entity is required to be obtained or made by the Company or any Company Subsidiary in connection with the execution, delivery and performance hereof or any Ancillary Agreement or the consummation of the Transactions or the ownership by Parent of the Surviving Corporation following the Closing, other than (i) the filing of the Merger Proposal and the filing of the Merger Notice with the Companies Registrar and all such other filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) such Filings and Consents as may be required under the Capital Markets Rules, and (iii) such other Consents and Filings, the failure of which to make or obtain would not reasonably be expected to have a Company Material Adverse Effect.

1.5    Capital Markets Compliance

1.5.1    Since January 1, 2012 and except as set out in Schedule 1.5.1, the Company has disclosed and, where required, filed timely with the Supervisory Authorities all notices, reports, schedules, forms, statements and other documents required by the Capital Markets Rules to be disclosed or to be filed by the Company with the Supervisory Authorities (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company Disclosure Documents”). As of the respective date of filing, the Company Disclosure Documents complied in all material respects with the Capital Markets Rules and all other applicable requirements, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set out in Schedule 1.5.1, to the Knowledge of the Company, none of the Company Disclosure Documents is or, since January 1, 2012, has been the subject of an information inquiry or investigation by any of the Supervisory Authorities.

1.5.2    The Company has made available to Parent copies of all written correspondence sent to or received from any Supervisory Authority by the Company or its counsel or accountants over the last three years from the date hereof (other than required filings and correspondence associated therewith).

1.6    Financial Statements; Accounting Practices, Undisclosed Liabilities.

1.6.1    The annual and quarterly consolidated financial statements of the Company for the financial years 2012 to 2014 included in the Company Disclosure Documents, including the notes thereto (the “Company Financial Statements”), complied, at the time of their filing as to form in all material respects with all applicable accounting requirements with respect thereto at the time of such filing. The Company Financial Statements: (i) were prepared from the books and records of the Company and the Company Subsidiaries in accordance with IFRS, other than the Company Financial Statements for the quarterly periods up to the third quarter of 2012 which were prepared in accordance with Generally Accepted Accounting Principles in the U.S., consistently applied during the periods covered thereby (except in the case of unaudited statements permitted by the WpHG and FSE Listing Rules or as otherwise disclosed therein); and (ii) fairly present in all material respects the consolidated financial position as of their respective dates and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Company (on a consolidated basis) for the periods indicated subject, in the case of interim Company Financial Statements, to normal year-end adjustments. The books and records of the Company and the Company Subsidiaries, are true and complete in all material respects and accurately present and reflect in all material respects all of the transactions therein described. No financial statements of any Person other than the Company and the Company Subsidiaries are required by IFRS to be included in the consolidated financial statements of the Company. Except as set forth in Schedule 1.6.1, there are no inquiries or investigations by DPR or BaFin or other governmental inquiries or investigations or internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practice of the Company.

1.6.2    The Company and the Company Subsidiaries do not have any material liabilities or obligations of a nature required by IFRS to be reflected on a consolidated balance sheet of the Company or in the notes thereto, except (i) as disclosed, reflected or reserved against in the most recent balance sheet included in the Company Financial Statements and (ii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent balance sheet included in the Company Financial Statements.

1.6.3    Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” ), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s or such Company Subsidiary’s published financial statements or any Company Disclosure Documents.

1.7    Absence of Certain Changes or Events. From the date of the most recent audited financial statements included in the Company Disclosure Documents until the date hereof, there has not occurred or existed any event or circumstance that resulted or would reasonably be expected to result in a Company Material Adverse Effect, and the signing of this Agreement and implementation of the Transactions is not expected to result in a Company Material Adverse Effect. Since the date of the most recent audited financial statements included in the Company Disclosure Documents to the date hereof except as set out in Schedule 1.7, (a) the business of the Company and the Company Subsidiaries, taken as a whole, has been carried on and operated in the ordinary course of business, (b) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date hereof, would constitute a breach of or require a consent under Exhibit 6.1 (Conduct of Business) and (c) no event has occurred that reasonably would be expected to cause the restatement of any of the Company's financial statements included in the Company Disclosure Documents.

1.8    Ownership of Assets other than Intellectual Property.

1.8.1    The Company and any Company Subsidiary has good and marketable title to all the assets reflected on the most recent financial statements included in the Company Disclosure Documents or acquired thereafter until the date hereof, other than assets disposed of in the ordinary course of business since the date of the most recent financial statements included in the Company Disclosure Documents, in each case free and clear of all liens. Schedule 1.8.1 contains a list of all real property leased by the Company and any Company Subsidiary (individually, a “Company Real Property”). The Company is in compliance with such leases of Company Real Property in all material respects and holds a valid leasehold interest in respect of each such Company Real Property free of any liens, claims or encumbrances.

1.8.2    The Company Properties (i) constitute all interests in real property used, occupied or held for use in connection with, and (ii) are sufficient in all material respects for purposes of conducting, the current business of the Company and the Company Subsidiaries. All of the Company Properties and buildings, fixtures and improvements thereon are in good operating condition (subject to normal wear and tear. The Company is not required contractually or by Law to make any material improvements to any Company Property. Except as set forth in Schedule 1.8.2, there are no written or oral subleases, licenses, occupancy agreements or other contractual obligations that grant the right of use or occupancy of any real property leased by the Company or any Company Subsidiary.

1.9    Intellectual Property.

1.9.1    Schedule 1.9.1 sets forth a true and complete list of all Patents, registered Marks, pending applications for registrations of any Marks registered Copyrights and pending applications for registration of any Copyrights owned or filed by the Company or any Company Subsidiary (the “Company Registered Intellectual Property”). Except as set forth in Schedule 1.9.1, the Company has taken all steps reasonably necessary to maintain registrations of the Company Registered Intellectual Property, including by payment when due of all maintenance fees and annuities and the filing of all necessary renewals, statements and certifications. Schedule 1.9.1 lists the jurisdictions in which each such Company Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, and any proceedings or actions before any court, tribunal, or Governmental Entity in which any of the Company Registered Intellectual Property is currently involved, except for ordinary course patent prosecution. Except as set forth in Schedule 1.9.1, each item of Company Registered Intellectual Property listed or required to be listed in Schedule 1.9.1 is currently in compliance in all material respects with all formal Legal Requirements necessary to record and perfect the Company’s and each Company Subsidiary’s interest therein and the chain of title thereof, is, valid and subsisting in the Company, and all necessary registration, maintenance and renewal fees in connection with such Company Registered Intellectual Property have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property have been filed with the relevant Governmental Authorities in the United States, Israel and other jurisdictions, as the case may be, for the purposes of prosecuting and maintaining such Company Registered Intellectual Property. The Company and the Company Subsidiaries have not failed to pay any material filing, examination, extension, issuance, maintenance, annuity and other fees, with respect to any and all Company Registered Intellectual Property owned, in whole or in part, by the Company or any of the Company Subsidiaries, which failure would result in loss of Company's ability to enforce any Company Intellectual Property. In addition, Schedule 1.9.1 identifies for each item of Company Registered Intellectual Property any filings or other known actions that may be necessary during the 180-day period commencing on the Closing Date in order to maintain the validity and enforceability of the registrations and applications for registration of such item of Company Intellectual Property, including without limitation the schedule of any Taxes and maintenance fees or actions falling due within such period.

1.9.2    Schedule 1.9.2 sets forth a true and complete list of all material Company Intellectual Property and all material Company Technology that is not solely and exclusively owned by the Company or a Company Subsidiary. Schedule 1.9.2 lists all Company IP Contracts (including licenses and cross-licenses) pursuant to which a third party has licensed or granted any right to the Company or any of its Subsidiaries in any Intellectual Property that is distributed with or is used in the development or provision of a Product, other than (i) unmodified versions of generally available off-the-shelf Software, Open Source Code and free licenses; (ii) written contracts containing an obligation to pay annual fees or one-time fees of less than $75,000; and (iii) non-disclosure contracts entered into in the ordinary course of business (collectively, "Inbound Licensed Technology"). Except as set forth in Schedule 1.9.2, the Company or a Company Subsidiary is the sole and exclusive owner of or has valid and continuing rights, except that with respect to any Patents only to the Company's Knowledge, Company or a Company Subsidiary has valid and continuing rights, to make, sell, license and otherwise use the Company Intellectual Property and Company Technology worldwide in connection with the business of the Company and the Company Subsidiaries (as currently conducted) and subject to restrictions pursuant to the R&D Law, as applicable, to the Company's Knowledge, all Company Intellectual Property is fully transferrable, alienable or licensable by the Surviving Company free from any royalty or other obligations to any third parties other than as provided in specific license agreements for off the shelf software, Open Source Code licenses, and salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product. Except as set forth in Schedule 1.9.2, no third party, that has licensed Intellectual Property to the Company or any of its Subsidiaries, has ownership rights or license rights to improvements or derivative works made by the Company or any of its Subsidiaries in such Company Intellectual Property that has been licensed to the Company or any of its Subsidiaries. The Company Intellectual Property and Company Technology inclusive of the Inbound Licensed Technology includes all material Intellectual Property and Technology used or held for use in connection with the operation of the businesses of the Company and the Company Subsidiaries, and there is no other Intellectual Property or Technology (and with respect to Patents, to the Company’s Knowledge there is no other Patent) that, is material to or is necessary (x) for the operation of the businesses of the Company and the Company Subsidiaries as currently conducted, or (y) for the continued operation of the business of the Company and the Company Subsidiaries (including by the Surviving Corporation after the Merger), except for shrink-wrap or other off-the-shelf Intellectual Property or Technology, Open Source Code, free licenses and any other Contract that is readily available on reasonable terms for an annual license fee of less than $75,000. Except as set forth in Schedule 1.9.2, the Company or one of the Company Subsidiaries is the exclusive owner of all right, title and interest in and to the Company Intellectual Property and Company Technology purported to be owned by the Company or one of the Company Subsidiaries, except as set forth in Schedule 1.9.2 free and clear of all liens, exclusive licenses and non-exclusive licenses not granted in the ordinary course of the Company’s or relevant Company Subsidiary’s business as currently conducted, or any obligation to grant any of the foregoing. The use, practice or other commercial exploitation of the Company Intellectual Property and Company Technology by the Company or

any Company Subsidiary and the licensing, marketing, offer for sale, sale or use of the Products, Company Intellectual Property and the Company Technology, and the operation of the Company’s and, to the Company’s Knowledge, the Company Subsidiaries’ businesses, have not and do not infringe, constitute an unauthorized use of or misappropriate any valid and enforceable Intellectual Property or Technology of any third Person (but with respect to Patents, only to the Company’s Knowledge), or constitute unfair competition or trade practices under the laws of any applicable jurisdiction. Neither the Company nor any of the Company Subsidiaries is party to or the subject of any pending or, to the Company's Knowledge, threatened in writing during the three (3) years preceding the date of this Agreement, Proceeding, which involves a claim (i) against the Company or any Company Subsidiary, of infringement, unauthorized use, or violation of any Intellectual Property or Technology of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property or Company Technology or (ii) contesting, challenging, or seeking to deny or restrict the right of the Company (including the Surviving Corporation after the Merger) or any Company Subsidiary to use, distribute, sell, exercise, lease, license, transfer or dispose of any Company Intellectual Property or Company Technology, or any Products, processes or materials covered thereby in any manner. Except as set forth in Schedule 1.9.2, to the Company's Knowledge, there are no facts or circumstances that reasonably could form the basis for any claim against the Company (including the Surviving Corporation after the Merger) or any Company Subsidiary of infringement, unauthorized use, or violation of any valid and enforceable Intellectual Property or Technology of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property or Company Technology. The Company Intellectual Property and Company Technology owned or exclusively licensed by the Company or any Company Subsidiary are (x) to the Company’s Knowledge, valid, subsisting and enforceable, (y) currently in compliance in all material respects, with any and all formal Legal Requirements necessary to maintain the validity and enforceability thereof, and (z) not subject to any proceeding or outstanding judgment, injunction, order, decree, ruling or agreement impairing, restricting or otherwise adversely affecting the Company’s or any Company Subsidiary’s use or licensing thereof or rights thereto, or that would impair the validity use or enforceability thereof. Neither the Company nor any Company Subsidiary has received during the three (3) years preceding the date hereof any written notification that a license under any other Person’s Intellectual Property or Technology is or may, to the Company’s knowledge, be required for the operation of the business of the Company and its Subsidiaries as it is currently conducted by the Company and its Subsidiaries. Neither the Company nor any Company Subsidiary has made any offers of licenses to resolve any alleged infringement of Company Intellectual Property or Company Technology or charges of infringement under any Company Intellectual Property or Company Technology that have been declined.

1.9.3    To the Company’s Knowledge and except as set forth in Schedule 1.9.3, no Person (including employees and former employees of the Company or any Company Subsidiary) is infringing, violating, misappropriating or otherwise misusing any Company Intellectual Property or Company Technology. Neither the Company nor any Company Subsidiary has made during the past three (3) years any such claims against any Person (including employees and former employees of the Company or any Company Subsidiary) nor is there, to the Company’s Knowledge, any basis for such claim.

1.9.4    Except as set forth in Schedule 1.9.4, each Person, including each employee, independent contractor or consultant who conceived, developed or created or participated in creating any part of any Company Intellectual Property or Company Technology for, at the direction of, or on behalf of, the Company and/or any Subsidiary of the Company, has executed a valid and enforceable agreement with the Company or a Company Subsidiary, as applicable, that (i) conveys to the Company or a Company Subsidiary, as applicable, all right, title and interest in and to all Intellectual Property or Technology developed or contributed to by such Person in connection with such Person’s engagement with the Company or a Company Subsidiary, as applicable); (ii) requires such Person, during and after the term of employment or Contract, to cooperate with the Company or the applicable Company Subsidiary in the prosecution of any Patent or other application to register or protect any other applicable Intellectual Property filed in connection with such Intellectual Property, and (iii) obligates such employee, consultant or independent contractor to keep any confidential information of the Company and the Company Subsidiaries, including Trade Secrets, confidential both during and, for a reasonable time, after the term of employment or Contract. All amounts agreed by the Company or any Company Subsidiary to be paid to all Persons involved in the research, development, conception or reduction to practice of any Company Intellectual Property or Company Technology, and which have become due and payable (except for amounts outstanding in the ordinary course of business), have been paid in full and no remuneration, compensation or other amounts remain outstanding or may become due and payable under any circumstance, except for amounts paid or payable to employees or independent contractors in connection with employment or services rendered or to be rendered in the ordinary course and not in the nature of a royalty. The Company has no liability to provide any compensation in connection with “Service Inventions” (as such term is defined in the Israeli Patent Law 1967 (“IPL”) to any current and former employee, and to the extent applicable, each independent contractor or consultant, who conceived, developed or created or participated in creating, any part of any Company Intellectual Property or Company Technology for, at the direction of, or on behalf of, the Company and/or any Subsidiary of the Company, has duly waived the right to receive compensation in connection with Service Inventions. Except as set forth in Schedule 1.9.4, no Person, including current and former employees or consultants of the Company any Company Subsidiaries, has excluded by written notification to the Company, Intellectual Property and/or Technology made or conceived prior to such Person’s employment with or work for the Company or any Company Subsidiary from such Person’s assignment of inventions pursuant to such proprietary invention agreements. To the Company's Knowledge, no current or former employee, consultant or independent contractor of the Company or any Company Subsidiary who is or was involved in, or who has contributed to, the creation or development of any Company Intellectual Property or Company Technology owned by Company and/or any Company Subsidiary, in whole or in part, has performed services for, or was an employee of, or was otherwise engaged by any third party during, prior or after the time of such Person’s employment or engagement by the Company or the applicable Company Subsidiaries, in a manner that is reasonably expected to provide the basis for any claim, interest, or right of such third party with respect to any owned Company Intellectual Property or owned Company Technology.

1.9.5    No Trade Secret or any other non-public, proprietary information material to the businesses of the Company or any Company Subsidiary has been authorized to be disclosed or, to the Company’s Knowledge, has been actually disclosed, by the Company or any Company Subsidiary to any employee or any third Person, other than pursuant to a written confidentiality or non-disclosure agreement prohibiting the unauthorized disclosure and use of the Company Intellectual Property or Company Technology or as set forth in Schedule 1.9.5. To the Company’s Knowledge, no employee, contractor or agent of the Company or any Company Subsidiary or any other Person is in material default or material breach of any term or provision relating to Intellectual Property under an employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, ownership, development, use or transfer of Company Intellectual Property or Company Technology or any other Intellectual Property or Technology. The Company and the Company Subsidiaries have taken all reasonably necessary steps to protect and preserve the confidentiality of all Trade Secrets and any other confidential information of the Company and the Company Subsidiaries, and the confidentiality of all Trade Secrets and any other confidential information of any third party provided to the Company or any Company Subsidiary. No rights in any Company Intellectual Property or Company Technology have been transferred or granted by the Company or a Company Subsidiary to any other Person except for non-exclusive licenses of related to Products granted by the Company or the Company Subsidiaries to their OEM partners, potential OEM partners, distributors and customers in the ordinary course of business.

1.9.6    Schedule 1.9.6(a) contains a true and complete list of all Publicly Available Software distributed with, incorporated or embedded into the Products. The Company has provided to Parent all records and information to the Company’s Knowledge with respect to Publicly Available Software distributed with, incorporated or embedded into the Products. Except as set forth in Schedule 1.9.6(b), neither the Company nor any Company Subsidiary has used Publically Available Software in any manner that would (1) require the disclosure or distribution of any software owned by the Company or any Company Subsidiary in source code form, (2) require the licensing of any Company Intellectual Property or Company Technology for the purpose of making derivative works, (3) impose any restriction on the consideration to be charged for the distribution of any Company Intellectual Property or Company Technology, or (4) impose any other limitation, restriction or condition (including the obligation to include copyright notices) on the right of the Company or any Company

Subsidiary to use or distribute any Company Intellectual Property or Company Technology. With respect to any Publically Available Software that is or has been used by the Company or any Company Subsidiary in any way, the Company and each Company Subsidiary has been and is in material compliance with all applicable licenses with respect thereto.

1.9.7    Schedule 1.9.7 sets forth a true and complete list of all Company IP Contracts that are in force, together with all amendments and supplements thereto and all waivers and modifications of any terms thereof (and, if oral, an accurate summary of the material terms and conditions thereof).

1.9.8    To the Company’s Knowledge, the consummation of the Transactions will not trigger (i) the creation of any lien on any Company Intellectual Property or Company Technology, (ii) the Surviving Corporation, Parent or any of its Affiliates, being obligated to pay any royalties, honoraria, fees or other payments to any Person with respect to any Company Intellectual Property or Company Technology (other than Taxes and levies payable to a Governmental Entity under applicable law, such as without limitation any Tax levied on such transactions and other than royalties and other payments to the OCS under the Research and Development Law) in excess of those payable by the Company and the Company Subsidiaries on the date hereof, or offer any discounts, to any third party in excess of those payable by, or required to be offered by, any of them, respectively, in the absence of this Agreement or the Transactions, or (iii) Parent or any of its Affiliates, or the Company (including the Surviving Corporation) or any Company Subsidiary, being obligated to release from escrow any Company Intellectual Property or Company Technology. The Company is not party to, subject to, or bound by any Contract that (i) requires the Company to give any notice to any third party regarding the transaction contemplated by this Agreement or (ii) would give any third party any option, right of first refusal or offer, right of negotiation or similar right with respect to the acquisition of the Company, any Subsidiary or any of their respective assets, or the licensing of any Company Intellectual Property.

1.9.9    Except as set forth in Schedule 1.9.9, no university, military, educational institution, research center, Governmental Entity, entity owned or controlled by any Governmental Entity, hospitals, medical centers or other institutions or organization (each, an “R&D Sponsor”) has sponsored or provided funding for research and development conducted in connection with the business of the Company and the Company Subsidiaries, or has any claim of right to, ownership of or other lien on any Company Intellectual Property or Company Technology owned by the Company or any Company Subsidiaries. Neither the Company nor any Company Subsidiary has participated in any standards-setting activities or joined any standards setting or similar organization that would affect the proprietary nature of any Company Intellectual Property or Company Technology or restrict the ability of the Company or any of the Company Subsidiaries to enforce, license or exclude others from using any Company Intellectual Property or Company Technology. Except as set forth in Schedule 1.9.9, to the Company’s Knowledge, no Person (including any current employee, consultant or independent contractor of the Company or any Company Subsidiary) who is or was involved in, or who has contributed to, the creation or development of any of the Company Intellectual Property or Company Technology owned by the Company or any Company Subsidiaries has performed services for, was an employee of, or was otherwise engaged (including as a graduate student) by any R&D Sponsor, during the time period in which such Person was engaged by the Company or any Company Subsidiary or during the period such Person would be deemed under applicable contractual obligation or Legal Requirement to have contributed to the creation or development of Company Intellectual Property or Company Technology, or otherwise during such period or in a manner which reasonably may provide a basis for any right or claim by such R&D Sponsor with respect to Company Intellectual Property or Company Technology. Except as set forth in Schedule 1.9.9 none of the Products or Intellectual Property under development by Company is based upon, derived from, uses or incorporates any Intellectual Property that was developed using funding provided by the OCS, nor does the OCS or any Governmental Entity have any ownership interest in or right to restrict the sale, licensing, distribution or transfer of any Company Intellectual Property or Company Products. Each item of Company Intellectual Property is freely transferable, conveyable and/or assignable by the Company and/or the Surviving Company to any entity located in any jurisdiction in the world without any restriction, constraint, control, supervision or limitation that could be imposed by the OCS or any other Governmental Entity, other than the payment of certain taxes and fees to the ITA, the OCS or any other Governmental Entity. Schedule 1.9.9 sets forth the amount of each Government Grant received by the Company or any Company Subsidiary from the OCS and the aggregate amount of each such Government Grant. The Company and each Company Subsidiary is and has been in compliance in all material respects with the R&D Law and each applicable Government Grant.

1.9.10    Neither the Company, any of the Company Subsidiaries has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any source code that is Company Intellectual Property. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) shall, or would reasonably be expected to, result in the disclosure or delivery by the Company, any of the Company Subsidiaries or any Person acting on their behalf to any Person of any source code that is Company Intellectual Property. Schedule 1.9.10 identifies each Contract pursuant to which the Company has deposited or is required to deposit with an escrow agent or any other Person, any source code that is Company Intellectual Property, and describes whether the execution of this Agreement or any of the other Transactions, could result in the release from escrow of any source code that is Company Intellectual Property.

1.9.11    Except as set forth in Schedule 1.9.11, assuming the Company’s business continues as is currently being conducted by the Company, all material Company Intellectual Property may be exported or transferred out of Israel without restriction and without payment of any kind to any third party or Governmental Entity, subject to the limitations under the R&D Law. Neither the Company nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Intellectual Property that is Company Intellectual Property, to any other Person.

1.9.12    Except as set forth in Schedule 1.9.12, neither the Company nor any of its Subsidiaries is a party to, and no asset or property of the Company or any Subsidiary is bound or affected by, any judgment, injunction, order, decree or Contract (non-compete or otherwise) that restricts or prohibits, or purports to restrict or prohibit, the Company or any of its Subsidiaries or, following the Effective Time, the Surviving Company or Parent, from freely engaging in the Company’s business or from competing anywhere in the world, (including any judgments, injunctions, orders, decrees or Contracts restricting the geographic area in which the Company or any of its Subsidiaries may sell, license, market, distribute or support any products or technology or provide services or restricting the markets, customers or industries that the Company or any of its Subsidiaries may address in operating the Company’s business or restricting the prices which the Company or any of its Subsidiaries may charge for its products, technology or services (including most favored customer pricing provisions), or includes any grants by the Company or any of its Subsidiaries of exclusive rights or licenses, rights of refusal, rights of first negotiation or similar rights.

1.9.13    Except as set forth in Schedule 1.9.13, the Company and each Company Subsidiary has materially complied with all applicable Legal Requirement and with all applicable Contracts relating to the placement of legends or restrictive markings on technical data, Software and other proprietary assets to ensure that no Governmental Entity or other Person is able to acquire any rights with respect to any technical data, computer software or material Company Intellectual Property.

1.10    Information Technology; Security and Privacy.

1.10.1    The Company and the Company Subsidiaries own, lease or license-in all Company IT Systems used in or necessary for the conduct of the business of the Company and the Company Subsidiaries as currently conducted. All Company IT Systems have been properly maintained, in all material respects, by technically competent personnel, in accordance with standards set by the manufacturers, to ensure proper operation, monitoring and use. The Company IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the business of the Company and the Company Subsidiaries in all material respects. The Company and the Company Subsidiaries have in place a commercially reasonable disaster recovery program, including providing for the regular back-up and prompt recovery of the data and information necessary for the conduct of the business of the Company and the Company Subsidiaries as currently conducted (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business of the Company and the Company Subsidiaries.

1.10.2    All right, title and interest in and to the data included in the Company Intellectual Property that is material to the business of the Company and the Company Subsidiaries and contained in any database used or maintained by the Company or the Company Subsidiaries (collectively, the “Company Data”) is owned or under a right to use by the Company or a Company Subsidiary, free and clear of all liens. Except as set forth in Schedule 1.10.2, the Company IT Systems have not failed in the three (3) years preceding the Effective Date in any manner or been compromised to any extent other than such failures or compromises that, individually or in the aggregate, are immaterial, and the Company Data has not been corrupted or, to the Company’s Knowledge, accessed by any unauthorized Person.

1.10.3    The Company has established and is in compliance in all material respects with a written information security program or programs covering the Company and the Company Subsidiaries that (i) includes safeguards for the security, confidentiality and integrity of transactions and confidential or proprietary Company Data and (ii) is designed to protect against unauthorized access to the Company IT Systems, Company Data and the systems of any third party service providers that have access to (A) Company Data or (B) Company IT Systems.

1.10.4    The Company and its Subsidiaries have at all times complied in all material respects with Privacy Laws and Requirements relating to the privacy of its or their employees and users of Products the collection, use, retention, disclosure, or other processing of any Personal Information of any such employees or users collected or used by or on behalf of the Company, its Subsidiaries, or third parties having access to such Personal Information. There is no written complaint to, or any audit, proceeding investigation (formal or, to the Company's Knowledge, informal) or claim currently pending against, the Company or its Subsidiaries by any private party or any Governmental Entity with respect to Personal Information. With respect to all Personal Information collected, stored, used, or maintained by or for the Company or its Subsidiaries, the Company and its Subsidiaries have at all times implemented commercially reasonable security measures to ensure that such Personal Information is protected against loss and against unauthorized access, use, modification, and disclosure. To the Company’s Knowledge, there has been no loss, unauthorized access to or other misuse of such Personal Information. All material databases owned, controlled or held by the Company or any of its Subsidiaries and required to be registered have been registered, and the data therein has been used by the Company in all material respects as permitted pursuant to such registrations.

1.11    Contracts.

1.11.1    Neither the Company nor any Company Subsidiary is in material default or violation of any Material Contract (as defined below) to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any property or asset of the Company or any Company Subsidiary is bound or affected. True and complete copies of all Material Contracts, together with all amendments, supplements and modifications thereto, have been made available to Parent before the date hereof.

1.11.2    Schedule 1.11.2 sets forth a true and complete list of each of the following material Contracts to which the Company or any Company Subsidiary is a party (and any amendments, supplements and modifications thereto), (each, a “Material Contract”):

1.11.2.1        any contract requiring the Company to purchase from any Person any of its share capital or other securities;

1.11.2.2        any Company IP Contract;

1.11.2.3        any golden parachute, change-of-control or similar agreement with any current or former director, officer or employee of the Company or any Company Subsidiary, other than with respect to rights granted by Law;

1.11.2.4        any Contract or plan for which any benefits shall be increased, or for which the vesting of benefits shall be accelerated, by the occurrence of any of the Transactions (either alone or upon the occurrence of additional or subsequent events), or for which the value of any of the benefits of which shall be calculated on the basis of any of the Transactions (either alone or upon the occurrence of additional or subsequent events);

1.11.2.5        any Contract or covenant not to compete or other Contract that limits the ability of the Company or any Company Subsidiary to compete in any line of business, in any geographic area or with any Person, or other Contract providing “most favored nations” or other preferential pricing or other terms for Products; Contract with (A) any current or former officer, director or material shareholder of the Company or a Company Subsidiary, (B) any “controlling shareholder” of the Company (as defined in the ICL);

1.11.2.6        Contracts evidencing indebtedness for borrowed money by the Company or a Company Subsidiary or any contracts pursuant to which indebtedness for borrowing will be incurred (other than in favor of the Company or a Company Subsidiary), in each case exceeding an amount of $250,000;

1.11.2.7        Contract under which the Company or a Company Subsidiary has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any other Person in excess of $250,000 (in each case other than endorsements for the purpose of collection in the ordinary course of business);

1.11.2.8        Contract providing for indemnification by the Company or any Company Subsidiary of any Person with respect to liabilities relating to any current or former business of the Company, a Company Subsidiary or any predecessor Person in excess of $250,000;

1.11.2.9        any Contract with (i) a customer that, in calendar year 2014, was one of the ten (10) largest sources of revenues for the Company and the Company Subsidiaries, based on amounts paid or payable or (ii) a supplier that, in calendar year 2014, was one of the Company's and the Company Subsidiaries' top ten (10) key vendors (including license-in suppliers, excluding off-the-shelf software) to the Company and the Company Subsidiaries, based on amounts paid or payable;

1.11.2.10    Contract for any joint venture, partnership, revenue sharing or similar arrangement (other than royalty arrangements);

1.11.2.11    Contract for the acquisition, sale or lease of material properties or assets (by merger, purchase or sale of shares or assets or otherwise) other than inventory sales in the ordinary course of business entered into since January 1, 2013; or

1.11.2.12    Contract pursuant to which the Company or any Company Subsidiary has delivered, or has an obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) to deliver, into escrow any Source Code, Company Intellectual Property or Company Technology.

1.11.3        All Material Contracts set forth or required to be set forth in Schedule 1.11.2 that are not marked as terminated are valid and binding obligations of the Company, enforceable against the Company or the applicable Company Subsidiary in accordance with their respective terms, except as such enforceability (i) may be limited by, bankruptcy, reorganization, fraudulent transfer, insolvency, moratorium or similar Laws affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). There is no Material Contract that is not in written form. The Company or the applicable Company Subsidiary has performed in all material respects all obligations required to be performed by it under the Material Contracts. The Company has not received in the three (3) years preceding the date hereof a written notification of breach or default (other than an immaterial breach or default) with respect to any Material Contract and, to the Knowledge of the Company, no other party to any Material Contract is in material breach or material default in any respect thereunder. The Company has not provided any written notice of violation or any written notice of its intention to terminate any Material Contract and, to the Company’s Knowledge, no circumstances exist and no event has occurred that (with or without notice or lapse of time, or both) would be reasonably expected to constitute a material violation or material default by the Company of any Material Contract, except with respect to any action taken by the Company at the request of Parent or any of its Affiliates. None of the execution, delivery, or performance of this Agreement, or the commencement or consummation of the Merger, or the other Transactions, shall (i) constitute a material default under or give rise to rights to any party under any of the Material Contracts or (ii) create material obligations for, or alter material obligations of, the Company, any Company Subsidiary, Parent, Merger Sub or the Surviving Corporation in addition to those obligations of the Company or a Company Subsidiary in effect on the date of this Agreement.

1.12    Permits.

1.12.1    Except as set forth in Schedule 1.12.1, All certificates, licenses, permits, authorizations and approvals issued or granted to the Company or a Company Subsidiary, which are necessary for the conduct of its respective business and operation and the ownership and operation of its respective properties and assets (“Permits”) are validly held by the Company or a Company Subsidiary, and the Company or the applicable Company Subsidiary is in compliance in all material respects with all terms and conditions thereof. During the past three years neither the Company nor any Company Subsidiary has received written notice of any Proceeding relating to (i) any material violation of, or material failure to comply with, any term or requirement of any such Permit or (ii) any revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any such Permit. To the Company’s Knowledge, no event has occurred and no circumstance exists that (with or without notice or lapse of time, or both) (i) constitute or would reasonably be expected to result, directly or indirectly, in a violation of, or a failure to comply with, any material term or material requirement of any such Permit or (ii) would reasonably be expected to result, directly or indirectly, in the revocation, withdrawal, suspension, cancellation, termination, nonrenewal or adverse modification of any material Permit. No material Permits will be subject to revocation, withdrawal, suspension, termination, nonrenewal or modification as a result of the execution and delivery hereof or any Ancillary Agreement or the consummation of the Transactions.

1.12.2    Except as set forth in Schedule 1.12.2, the business of the Company and the Company Subsidiaries does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export requires the Company or any Company Subsidiary to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means), 1974 or other legislation regulating the development, commercialization or export of technology.

1.13    Insurance. All insurance policies maintained with respect to the Company and the Company Subsidiaries, their respective assets and properties, or their directors, officers or employees are in full force and, to the Knowledge of the Company, are valid and enforceable in accordance with their terms; all premiums due and payable thereon have been paid for the current period (it being clarified that any payments due in installments have been paid on an installment basis), and no notice of cancellation or termination has been received with respect to any such policy that has not been replaced on substantially similar terms before the date of such cancellation.
1.14    Taxes.
1.14.1    The Company and each Company Subsidiary has duly and timely filed, or has caused to be duly and timely filed on its behalf (taking into account valid extensions) with the appropriate Governmental Entity all Tax Returns required to be filed, and all such Tax Returns are true, complete and accurate in all material respects. All Taxes due and owing by the Company and each Company Subsidiary (whether or not required to be shown on a Tax Return) have been timely paid.

1.14.2    Schedule 1.14.2 sets forth a schedule of the Tax Returns referred to in Section 1.14.1 with respect to which (i) neither the appropriate Governmental Entity has completed its examination (with completion of examination to be deemed to have occurred only when all issues are finally resolved) nor (ii) has the period for assessment of the associated Taxes (taking into account all applicable extensions and waivers) expired.

1.14.3    Subject to adjustments relating to the Company's status as an Approved Enterprise, the most recent financial statements contained in the Company Disclosure Documents reflect in all material respects an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items or carryforwards) for all Taxable periods and portions thereof through the date of such financial statements and since then, the Company and the Company Subsidiaries have not incurred any liability for Taxes (i) from extraordinary gains or losses within the meaning of IFRS, (ii) outside the ordinary course of business, or (iii) otherwise inconsistent with past custom and practice. No material deficiency with respect to any Taxes has been proposed, asserted or assessed against the Company or any Company Subsidiary

1.14.4    No extension of time within which to file any material Tax Return required to be filed by the Company or any Company Subsidiary is in effect. No waiver of any statute of limitations relating to Taxes for which the Company or any Company Subsidiary may be liable is in effect, and no request for such a waiver is outstanding or pending.

14.4.5    Except as set forth in Schedule 1.14.5 (which sets forth, among other things, the amounts underlying any pending action, suit, investigation, audit, claim or assessment), no action, suit, investigation, audit, claim or assessment is pending or to the Knowledge of the Company threatened with respect to Taxes for which the Company or any Company Subsidiary may be liable.

14.4.6    All deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in Section ý1.14.1 which have been approved as final by the relevant Tax authority, have been paid in full or otherwise finally resolved.

14.4.7    No written claim has ever been made by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary has never paid Taxes or filed Tax Returns asserting that the Company or such Company Subsidiary, respectively, is or may be subject to Taxes assessed by such jurisdiction and there is no basis for any such jurisdiction to assert that the Company or any Company Subsidiary is or may be subject to taxation in such jurisdiction.

14.4.8    There are no liens for Taxes (other than for current Taxes not yet due and payable) on the assets of the Company or any Company Subsidiary.

14.4.9    Neither the Company nor any Company Subsidiary is bound by any Tax indemnity, Tax sharing agreement or Tax allocation agreement or arrangement or any similar agreement with respect to Taxes, nor is there any other reason, as transferee or successor, by operation of Law or otherwise, that the Company or any Company Subsidiary will have, as of the Closing Date, any liability for Taxes of any other entity.

14.4.10    There are no Tax rulings, requests for rulings, private letter rulings, technical advice memoranda, similar agreement, or closing agreements relating to Taxes for which the Company or any Company Subsidiary is reasonably expected to be liable that could affect the Company’s or any Company Subsidiary’s liability for Taxes for any taxable period ending after the Closing Date.

14.4.11    Neither the Company nor any Company Subsidiary will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, or the receipt of any prepaid amount, in each case prior to Closing.

14.4.12    Schedule 1.14.12 sets forth all Tax exemptions, material Tax holidays or other Tax reduction agreements or arrangements applicable to the Company. The Company has made available to Parent all documentation relating to such Tax exemptions, Tax holidays or other Tax reduction agreements or arrangements. The Company is in compliance with the requirements for any such Tax exemption, Tax holiday or other Tax reduction agreement or arrangement.

14.4.13    All Taxes that the Company or any Company Subsidiary is required by law or contract to withhold or to collect from each payment made to any employee, contractor, consultant, shareholder or other person have been duly withheld and collected and have been duly and timely paid to the appropriate Governmental Entity. The Company and the Company Subsidiaries have complied in all material respects with all record keeping and reporting requirements in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

14.4.14    No power of attorney (other than powers of attorney authorizing employees or representative of the Company to act on behalf of the Company) with respect to any Taxes has been executed or filed with any Governmental Entity, and each employee or representative of the Company who is authorized to act on behalf of the Company with respect to any Taxes is identified on Schedule 1.14.14.

14.4.15    Each of the Company and the Company Subsidiaries has duly collected, all material amounts on account of any sales Taxes, transfer Taxes or value-added Taxes, including goods and services, harmonized sales and provincial or territorial sales Taxes, required by Law to be collected by it, and has duly and timely remitted to the appropriate Governmental Entity any such material amounts required by Law to be remitted by it. Neither the Company nor any of the Company Subsidiaries has refunded or deducted any input value-added Taxes that it was not so entitled to deduct or refund.

14.4.16    Any related-party transaction subject to Section 85A of the Ordinance or Section 482 of the Code (or any similar provision of Law relating to Taxes) conducted by the Company or any Company Subsidiary has been on an arm’s-length basis in accordance with any applicable Legal Requirement.

14.4.17    Neither the Company nor any Company Subsidiary has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131(g) of the Ordinance and the regulations promulgated thereunder. Neither the Company nor any Company Subsidiary has participated in any “reportable transaction” or “listed transaction” within the meaning of U.S. Treasury Regulation § 1.6011-4 or 301.6112-1 or any similar provision of Law relating to Taxes.

14.4.18    None of the Company Subsidiaries that is organized outside of Israel (i) is or has been an Israeli resident as defined in Section 1 of the Ordinance or (ii) has or has had any assets that principally comprise, directly or indirectly, assets located in Israel, in either case as determined in accordance with the Israeli Law relating to Taxes.

14.4.19    Neither the Company nor any Company Subsidiary has a permanent establishment in any other country except the country of its incorporation, income earned by any such entity is subject to Tax only in the country in which such entity is incorporated and such entity does not have any trade, business or income that may be subject to Tax outside its country of incorporation.

14.4.20    Neither the Company nor any of the Company Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2. Neither the Company nor any Company Subsidiary has been at any time a “United States real property holding corporation” for purposes of Sections 897 and 1445 of the Code.

14.4.21    [Reserved]

14.4.22    During the last three years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code (or any similar provision of Law relating to Taxes).

14.4.23    Neither the Company nor any Company Subsidiary is or has been a member of any consolidated, unitary, combined, or affiliated group within the meaning of Section 1504 of the Code (or any similar provision of Law relating to Taxes).

14.4.24    All books and records which the Company or any Company Subsidiary is required under any applicable Legal Requirement to keep for Tax purposes (including all documents and records likely to be needed to defend any challenge by any Governmental Entity to the transfer pricing of any transaction) have been duly kept in accordance with all applicable requirements.

14.4.25    No real property transfer Taxes, gains Taxes, sales Taxes, use Taxes, stamp Taxes, stock transfer Taxes, or other similar Taxes will be imposed on the Company.

14.4.26    No election has been made under U.S. Treasury Regulation § 301.7701-3 or any similar provision of Law relating to Taxes to treat the Company or any Company Subsidiary as an association, corporation or partnership. Neither the Company nor any Company Subsidiary is disregarded as an entity for tax purposes. Neither the Company nor any Company Subsidiary is a party to any joint venture, partnership or other arrangement or Contract which could be treated as a partnership for tax purposes.

14.4.27    Schedule 1.14.27 lists all Government Grants issued to the Company or any Company Subsidiary since January 1, 2010, including but not limited to Approved Enterprise Status from the Israeli Investment Center in the Israeli Ministry of Industry, Commerce and Labor. The Company has provided to Parent true and correct copies of all material applications for Government Grants and of all letters of approval and ruling issued as well as supplements thereto related to the Government Grants and such applications and other documents. Schedule 1.14.27 details all currently outstanding financial liabilities of the Company under each of the Government Grants. The Company and the Company Subsidiaries are in compliance with all of the terms, conditions and requirements of their respective Government Grants and have duly fulfilled in all material respects all the undertakings relating thereto. The Company has not modified the treatment of any Government Grants, revoked any election relating thereto, or undertaken any action disqualifying the Company from treating such investments as Approved Enterprise or Privileged Enterprise. To the Company’s Knowledge: (i) the Investment Center does not have any intention to revoke or materially modify any of the Israeli Government Grants, and (ii) the Company and any Company Subsidiary is in compliance in all material respects with the terms of any Israeli Government Grant. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other Transactions, does, will or would reasonably be expected to (with or without notice or lapse of time) give rise to any right to revoke, withdraw, suspend, cancel, terminate or modify any Israeli Government Grant identified or required to be identified in Schedule 1.14.27, and consummation of the Merger shall not adversely affect the continued qualification for the incentives or the terms or duration thereof or require any recapture of any previously claimed Israeli Tax incentive, no consent or approval of any Governmental Entity is required prior to the consummation of the Merger in order to preserve the entitlement of the Surviving Corporation or its subsidiaries to any such Israeli Tax incentive.

14.4.28    The Company has made available to Parent complete and correct copies of all Tax Returns examination reports, cost sharing or similar arrangements and statements of deficiencies assessed against or agreed to by the Company or any Company Subsidiary filed or received by the Company or any Company Subsidiary since December 31, 2012.

1.15    Proceedings. There is no Proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary, nor is there any Judgment outstanding against the Company or any Company Subsidiary, that (a) relates to or involves more than $150,000, (b) seeks or imposes any material injunctive relief or (c) relates to the Transactions. Except as set forth in Schedule 1.15, there is no pending or, to the Knowledge of the Company, threatened investigation of or affecting the Company or any Company Subsidiary by any Governmental Entity. As of the date hereof, there are no pending claims in writing that would reasonably entitle any Indemnified Person to indemnification by the Company or any Company Subsidiary under applicable Legal Requirement, the Company Charter or the certificate of incorporation or bylaws or other organizational or governance documents of any Company Subsidiary, any insurance policy maintained by the Company or any Company Subsidiary, the Indemnity Agreements or any similar agreements to which the Company or any Company Subsidiary is a party or by which any of its properties or assets is or may be bound.

1.16    Compliance with Laws; FCPA Matters.

1.16.1    To the Knowledge of the Company, the Company and the Company Subsidiaries are in compliance in all material respects with all Laws and all Judgments applicable to the Company, any Company Subsidiary or any assets owned or used by any of them. Except as set forth in Schedule 1.16.1, neither the Company nor any Company Subsidiary has received any written communication during the past three years from a Governmental Entity that alleges that the Company or a Company Subsidiary is not in compliance in any material respect with any Law or Judgment.

1.16.2    During the past three years, to the Knowledge of the Company and each Company Subsidiary have complied in all material respects, with all Laws relating to any of the property owned, leased or used by them, or applicable to their business, including, but not limited to, Laws relating to equal employment opportunity, discrimination, occupational safety and health, environmental matters,, healthcare and antitrust.

1.16.3    Neither the Company, the Company Subsidiaries nor any of their respective directors, officers, or employees, nor, to the Knowledge of the Company, any of the Company's agents or distributors or any other person associated with or acting on behalf of the Company or any Company Subsidiary has (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) made, offered to make, promised to make or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (iv) been subject to any investigation by any Governmental Entity with regard to any Prohibited Payment, or (v) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery.
1.17    Absence of Changes in Benefit Plans Except as indicated in this Agreement and as set forth in Schedule 1.17, from the date of the most recent Company Financial Statements to the date of this Agreement, there has not been any adoption or material amendment by the Company or any Company Subsidiary of any bonus, pension, profit sharing, deferred compensation, incentive compensation, share ownership, share purchase, share option, phantom share, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of the Company or any Company Subsidiary (collectively, “Company Benefit Plans”).

1.18    Company Benefit Plan; Excess Parachute Payments; Company Options

1.18.1    To the Company’s Knowledge, with respect to any Company Benefit Plan that is an employee welfare benefit plan, (i) no such Company Benefit Plan is unfunded or funded through a trust fund constituting a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code), (ii) each such Company Benefit Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code), substantially complies with the applicable requirements of Section 4980B(f) of the Code (“COBRA”) and (iii) each such Company Benefit Plan (including any such Plan covering retirees or other former employees) may to the extent permitted by Law and the term of such plan, be prospectively amended or terminated without material liability to the Company and the Company Subsidiaries on or at any time after the Effective Time, provided further that the Company's right to amend or terminate any insurance contract or other agreement providing or administering benefits under any such Company Benefit Plan may be amended or terminated only in accordance with the terms of such contract or agreement and such terms may materially restrict the Company's right (if any) to amend or terminate such contract or agreement.

1.18.2    With respect to each Company Pension Plan, no administrative investigation, inquiry, audit or other proceeding by the U.S. Internal Revenue Service, Department of Labor other Governmental Entity, and no other lawsuit or written claim, other than claims for benefits in the ordinary course and proceedings with respect to qualified domestic relations orders, is pending, or to the Company's Knowledge, threatened.

1.18.3    Other than payments that may be made to the Persons listed in Schedule 1.18.3 (the “Primary Company Executives”), any amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any other Transaction by any employee, officer or director of the Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Company Benefit Plan currently in effect would not be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) and would not result in the imposition of an excise Tax under Section 4999 of the Code (or similar provisions of Law relating to Taxes). The Company is not a party to, nor is it otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of the excise Tax imposed by Section 4999 of the Code (or similar provision of Law relating to Taxes). Set forth in Schedule 1.18.3 is (i) the estimated maximum amount that could be paid to each Primary Company Executive as a result of the Merger and the other Transactions under all employment, severance and termination agreements, other material compensation arrangements and Company Benefit Plans currently in effect and (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each Primary Company Executive calculated as of the date of this Agreement.

1.18.4    The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof (either alone or together with any other event, including a subsequent termination of employment or service) will not, except as otherwise required by Law or the terms of any Company Benefit Plan (i) entitle any current or former employee, officer or director of the Company or any Company Subsidiary to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan, (iii) result in any breach or violation of, or a default under, any Company Benefit Plan or (iv) result in the imposition of any additional tax under Section 409A or 457A of the Code.

1.18.5    All Company Options granted to individuals subject to United States Law relating to Taxes have an exercise price equal to no less than the fair market value (determined in accordance with Section 409A of the Code) of the underlying shares of Company Ordinary Shares on the date of grant and no Company Option has a feature for the deferral of compensation within the meaning of Section 409A of the Code.

1.18.6    Each Company Benefit Plan that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance (“Section 102 Plan”) has received a favorable determination or approval letter or is otherwise approved by the ITA as such. All Company Options granted and Company Ordinary Shares issued under Section 102 of the Ordinance have been granted or issued, as applicable, in compliance with the applicable requirements of Section 102, including, without limitation, the adoption of the applicable board and shareholders resolutions, the filing of the necessary documents with the ITA and the appointment of an authorized trustee to hold the Company Options and, if applicable, Company Ordinary Shares issued upon exercise of Company Options, pursuant to the terms of Section 102.

1.19    Employee and Labor Matters.

1.19.1    Except as provided in Schedule 1.19.1 (i) neither the Company nor any Company Subsidiary is engaged in any unfair labor practice; (ii) there are not any unfair labor practice charges or complaints against the Company or any Company Subsidiary pending, or, to the Knowledge of the Company, threatened, before any Governmental Entity charged with supervising, administrating or regulating labor practices, including the National Labor Relations Board or similar bodies; (iii) there are not any pending, or, to the Knowledge of the Company, threatened, union grievances against the Company as to which there is a reasonable possibility of adverse determination and that, if so determined, individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect; (iv) there are not any pending, or, to the Knowledge of the Company, threatened, charges against the Company or any Company Subsidiary or any of their current or former employees before the Equal Employment Opportunity Commission or any national, state or local agency responsible for the prevention of unlawful employment practices; and (vii) neither the Company nor any Company Subsidiary has received any written communication since January 1, 2012 of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation of or affecting the Company or any Company Subsidiary and, to the Knowledge of the Company, no such investigation is pending.

1.19.2    Except as provided in Schedule 1.19.2, the Company and each Company Subsidiary are in material compliance with applicable obligations under applicable employment laws, including laws relating to discrimination, harassment, wage-hour (including hours of work, overtime, vacation pay), the proper classification of employees and independent contractors, pay equity, safety and health, workers’ compensation and the collection and payment of withholding and/or social security and other employment-related Taxes, the Worker Adjustment and Retraining Notification Act and any other national, state or local “mass layoff” or “plant closing” Law (“WARN”). There has been no “mass layoff” or “plant closing” (as defined by WARN), collective redundancy or similar action with respect to the Company or any Company Subsidiary and the Transactions will not result in “mass layoff” or “plant closing” under WARN. No officer, executive or other employee of the Company or any Company Subsidiary whose function was or is essential to the business of the Company or any Company Subsidiary has been dismissed in the 12 months immediately prior to the date of this Agreement.

1.19.3    To the Knowledge of the Company, no employee of the Company or any Company Subsidiary is a party to or bound by any Contract, or subject to any Judgment, that may interfere with the use of such Person’s best efforts to promote the interests of the Company and the Company Subsidiaries, may conflict with the Company and the Company Subsidiaries or the Transactions or that has had or would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no activity of any employee of the Company or any Company Subsidiary as or while an employee of the Company or any Company Subsidiary has caused a violation of any employment contract, confidentiality agreement, patent disclosure agreement or other Contract to which such employee was a party. To the Knowledge of the Company, neither the execution and delivery hereof nor the consummation of the Transactions will contravene, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract under which any such employee is obligated.

1.19.4    Except as set forth in Schedule 1.19.4, solely with respect to employees who reside or work in Israel (“Israeli Employees”): (i) neither the Company nor any Company Subsidiary is a party to any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body involving any of its Israeli Employees other than those who apply to all employees in Israel (a), neither the Company nor any Company Subsidiary has recognized or received a demand for recognition from any employees' collective bargaining representative with respect to any of its Israeli Employees, and neither the Company nor any Company Subsidiary has or is subject to, and no Israeli Employee of the Company or any Company Subsidiary benefits from, any extension order (tzavei harchava) other than those who apply to all employees in Israel or any contract or arrangement with respect to employment or termination thereof, (ii) all of the Israeli Employees are “at will” employees subject to the termination notice provisions included in employment agreements or applicable Legal Requirement, including such provisions that apply to the Company’s employees generally or any part thereof under any applicable collective agreement or arrangement, (iii) the Company’s or the applicable Company Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law-1963 (the “Severance Pay Law”) and vacation pursuant to the Israeli Annual Leave Law-1951 and any personal employment agreement have been satisfied or have been fully funded by contributions to appropriate insurance funds or accrued on the Company’s financial statements and except as listed in Schedule 1.19.4(b), all Israeli Employees have signed employment agreements or amendments to their employment agreements under which they have duly agreed to be subject to the terms of Section 14 of the Severance Pay Law and the Company is in compliance with its obligations with respect to such Section 14; any severance pay liabilities that are not covered by the aforementioned application of Section 14 are listed in Schedule 1.19.4(b) and are fully allocated for and reserved under the Company’s most recent financial statements as required pursuant to IFRS, and (iv) except as listed in Schedule 1.19.4(c) the Company and the Company Subsidiaries are in compliance in all material respects with all applicable Legal Requirement and Contracts relating to employment, employment practices, wages, bonuses and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law, (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), and The Employment of Employee by Manpower Contractors Law (5756-1996). Except as listed in Schedule 1.19.4(d), the Company and the Company Subsidiaries have not engaged any Israeli Employees whose employment would require special approvals, and there are no material unwritten Company policies or customs which, by extension, entitle Israeli Employees to material benefits in addition to what they are entitled by law. “Israeli Employee” shall not include consultants, sales agents and other independent contractors. Except as listed in Schedule 1.19.4, all of the Israeli Employees are terminable by the Company on 30 days’ notice or less, subject to the provisions of any applicable Legal Requirement. The Company has no Knowledge of any circumstance that would be reasonably expected to give rise to any valid material claim by a current or former Israeli Employee for compensation upon termination of employment (beyond the statutory severance pay to which employees are entitled). All amounts that the Company and the Company Subsidiaries are legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Entity as required by the Ordinance and Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and the Company and the Company Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due). Except as listed in Schedule 1.19.4(f), each consultant, sub-contractor, sales agent or freelancers (each, a “Contractor”) and former Contractors are and were rightly classified as independent contractors and would not reasonably be expected to be re-classified by the courts or any other authority as employees. No Contractor or former Contractor is entitled to any rights under the applicable labor laws. All the current and former Contractors have received all their rights to which they are and were entitled according to any applicable law agreement with the Company or its Subsidiaries, as applicable (including any deferred compensation agreement).

1.19.5    All former and current employees of the Company and each of the Company Subsidiaries have executed an employment agreement with the Company or such Company Subsidiary, which includes a confidentiality, non-competition, non-solicitation, and assignment of inventions undertaking. No current or former employee or Contractor of the Company or any of the Company Subsidiaries is or was engaged by the Company or Company Subsidiary (as applicable) without a written contract. Each current or former employee and current or former Contractor of the Company or any of the Company Subsidiaries, and any other individual who has been involved in the creation, invention or development of Intellectual Property or Products for or on behalf of the Company or any Company Subsidiary executed an undertaking concerning confidentiality, non-competition, non-solicitation, and assignment of inventions, in the Company’s standard form.

1.20    Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than those set forth in Schedule 1.20, the fees and expenses of which will be paid by the Company ("Transaction Expenses"), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company. The estimated fees and expenses incurred and to be incurred by the Company in connection with the Merger and the other Transactions are set forth in Schedule 1.20 (it being understood that such amount is indicated therein based on the Company's current good faith estimates and may vary from the actual expenses incurred and no representation or warranty whatsoever is given with respect to the actual amount of Transaction Expenses).

1.21    Transactions with Affiliates. Except as set forth in Schedule 1.21, no current or former employee, officer, director or other interested party (ba'al inyan) (each, a “Related Party”) (i) owes any amount to the Company or any Company Subsidiary nor does the Company or any Company Subsidiary owe any amount (except for payment of salaries or retainers when due) to, nor has the Company or any Company Subsidiary committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Party, (ii) is involved in or is a party to any Contract or business arrangement or other relationship with the Company or any Company Subsidiary (whether written or oral) other than on arm's-length terms, (iii) owns any material property or right, tangible or intangible, that is used by the Company or any Company Subsidiary other than on arm's-length terms, (iv) has made any written claim against the Company or any Company Subsidiary or (v) owns any direct or, to the Knowledge of the Company, indirect interest of any kind in (with respect to a corporation, such interests being more than five percent (5%) of the voting rights therein), or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company or any Company Subsidiary. Each transaction between the Company or a Company Subsidiary, on the one hand, and a Related Person, on the other hand, has been authorized by all necessary corporate action on the part of the Company or such Company Subsidiary, including in compliance with the ICL.

1.22    No Leakage (the following referred to as “No Leakage Warranties”). Between 1 January 2015 and the date hereof, there has been and there will be no Leakage, except for Leakages that have been completely remedied prior to the Closing Date or Permitted Leakages.

1.23    “Receiving Party” means any Record Company Shareholder or Company Shareholder as well as any Affiliate or Related Party of such Record Company Shareholder or Company Shareholder.

1.24    Opinion of Financial Advisor. The Company has received the opinion of GSE Financial Advisory Ltd., dated the date of this Agreement, to the effect that, as of such date, the Per Share Merger Consideration is fair to the shareholders of the Company from a financial point of view, a signed copy of which opinion has been delivered to Parent.

1.25    No Other Representations and Warranties. Except for the representations and warranties of the Company contained in this Exhibit 4, the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, and no third party is authorized to make any such representations and warranties on behalf of the Company.

Execution Version

EXHIBIT 6.1
ORDINARY COURSE AND NO-LEAKAGE COVENANTS

The Company hereby covenants as follows:
1.1.1    Affirmative Covenants
The Company shall:
1.1.1.1    Preservation of Personnel
use all commercially reasonable efforts to preserve intact and keep available the services of present employees of the Company and the Company Subsidiaries;
1.1.1.2    Insurance
use all commercially reasonable efforts to keep in effect casualty, product liability, workers’ compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of this Agreement;
1.1.1.3    Preservation of the Business; Maintenance of Properties, Contracts
use commercially reasonable efforts to preserve the business of the Company, to develop, commercialize and pursue regulatory approvals for the Company’s product and to advertise, promote and market the products of the Company and the Company Subsidiaries, and use all commercially reasonable efforts to keep the Company’s properties substantially intact, to preserve its goodwill and business, to maintain all physical properties in such operating condition as will permit the conduct of the Company’s business on a basis consistent with past practice, keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with the Company and the Company Subsidiaries, and to perform and comply with the terms of the contracts referred to in Schedule 1.11 to Exhibit 4. The Company shall further use commercially reasonable efforts to assure that each of its Contracts (other than with Parent) entered into after the date hereof will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger, and shall give reasonable advance notice to Parent prior to the termination of any Material Contract pursuant to a termination notice received by the Company;
1.1.1.4    Intellectual Property Rights
use all reasonable efforts to preserve and protect the Company Intellectual Property; and pay any fees required to renew and maintain any of the Company’s Patents;
1.1.1.5    Company Options
take all reasonable actions necessary with respect to Company Options to effectuate the terms of this Agreement, provided, however, that Parent shall have the right to approve any agreements to modify terms of the underlying instruments (such approval not to be unreasonably withheld, delayed or conditioned);
1.1.1.6     Leases
use commercially reasonable efforts to, in all material respects, maintain and cause the Company Subsidiaries to maintain each of their leased premises in accordance with the terms of the applicable lease;
1.1.1.6    Regulatory Matters
notify and consult with Parent promptly after receipt of any communication from any Governmental Entity and before giving any submission to a Governmental Entity;

1.1.1.8    Advice of Changes
promptly advise Parent orally and in writing of any change or event that has or could reasonably be expected to have a Company Material Adverse Effect or cause any of the Closing Conditions not to be satisfied through the Outside Date.
1.1.2    Negative Covenants Pending Closing.
In addition, and without limiting the generality of the foregoing, the Company shall not, and shall cause each Company Subsidiary not to, do any of the following (subject to the Exclusions):
1.1.2.1    Dividends; Changes in Share Capital.

(A)
declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares or property) in respect of, any of its share capital, other than dividends and distributions by a direct or indirect wholly-owned subsidiary of the Company to its parent;

(B)
split, combine or reclassify any of its share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital (except as set forth in Section 1.1.1.2 (C) below);

(C)
make or allow to be made any change in the number of shares of its authorized, issued or outstanding share capital (except as set forth in clause ý5.1.2.2(C) below), or grant or accelerate the exercisability of any option, warrant or other right to purchase, or convert any obligation into, its share capital; or

(D)
purchase, redeem or otherwise acquire any shares of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities.

1.1.2.3    Issuance of Shares
issue, deliver, sell, grant, or authorize or propose the issuance, delivery, sale or grant of (i) any shares or other equity securities, (ii) any Voting Company Debt or other voting securities or (iii) any Company Convertible Securities, or other Contracts of any character obligating it to issue any such shares or other convertible securities, other than the issuance of Company Ordinary Shares upon the exercise of Company Options outstanding on the date of this Agreement listed on Schedule 1.2.2 of Exhibit 4, and in accordance with their present terms;
1.1.2.4    Company Charter Documents
cause, permit or propose any amendment to its memorandum of association, articles of association, certificate of incorporation, by-laws or other charter or organizational documents, or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary, or elect or appoint any new directors;
1.1.2.5    Acquisitions
acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of or any equity interest in, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company or other company, association or other business organization or division thereof or (ii) any assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except purchases of inventory in the Ordinary Course of Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;
1.1.2.6    Merger; Spin-Off
spin off or merge all or part of the Company or any Company Subsidiary;
1.1.2.7    Employees; Consultants; Independent Contractors

(A)	hire any additional officers or senior management;

(B)	terminate the employment, change the title, office or position, or materially reduce the responsibilities of any of the Key Executives;

(C)
enter into, amend or extend the term of any employment or consulting agreement with any officer employee, consultant or independent contractor, excluding such agreements which pursuant to their terms are terminable by the Company by prior notice of 90 days or less, without any cost to the Company due to such termination other than as required by Law, and further excluding consulting agreements that are automatically renewed in accordance with their terms;

(D)	enter into or amend in any material respect any collective bargaining agreement or Company Benefit Plan; or

(E)	take any action to accelerate any rights or benefits, or make any material determinations not in the Ordinary Course of Business, under any collective bargaining agreement or Company Benefit Plan;
provided, however, that nothing in this Section ý1.1.2.6 shall prevent the Company or any Company Subsidiary from terminating the employment of any officer or employee for cause, as determined by the Company or Company Subsidiary, as applicable;
1.1.2.8    Employee Benefit Plans; Pay Increases
adopt or amend in a material respect any employee or compensation benefit plan, including any share issuance or share option plan, or amend in a material respect any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under applicable Legal Requirements, pay any special bonus or special remuneration to any employee or non-employee director or consultant, make any loans to any of its directors, officers or employees, agents or consultants, or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to an employee benefit plan or otherwise, or increase the salaries, wage rates or fees of its employees or consultants (other than in the Ordinary Course of Business or pursuant to preexisting plans, policies or Contracts which have been disclosed to Parent);
1.1.2.9    Severance Arrangements
grant or pay, or enter into any Contract providing for the granting of, any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration made in the Ordinary Course of Business or pursuant to preexisting plans, policies or Contracts which have been disclosed to Parent, or which are made pursuant to this Agreement and other than any Permitted Leakage);
1.1.2.10     Accounting
make any change in accounting methods, principles or practices (including any change in depreciation or amortization policies) affecting the reported consolidated assets, liabilities or results of operations of the Company, or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the Ordinary Course of Business), or restate, or become obligated to restate, its financial statements, except insofar as may have been required by a change in IFRS, or make any material change in internal accounting controls or disclosure controls and procedures;
1.1.2.11    Dispositions
sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any of its properties or assets, except sales, transfers, Liens and nonexclusive licenses of Products, inventory and excess or obsolete assets in the Ordinary Course of Business or enter into any Contract with respect to the foregoing;
1.1.2.12     Liabilities

(A)	incur any Indebtedness or guarantee any Indebtedness of another Person, or issue or sell any debt securities or other rights to acquire any debt securities of the Company or any Company

Subsidiary, in excess of US$ 150,000, other than foreign exchange credit line transactions in the Ordinary Course of Business;

(B)
incur any obligation or liability or enter into any contract or commitment involving potential payments to or by the Company or any Company Subsidiary in excess of US$ 150,000, other than in the Ordinary Course of Business; or

(C)
make any loans, advances or capital contributions to, or investments in, any other Person, other than to or in the Company or any direct or indirect wholly-owned subsidiary of the Company, and other than routine expense advances to employees of the Company or any Company Subsidiary made in the Ordinary Course of Business;

1.1.2.13 Capital Expenditures
make or agree to make any new capital expenditure or expenditures, other than the Transaction Expenses that, individually, is in excess of US$ 150,000 or, in the aggregate, are in excess of US$ 250,000;
1.1.2.14 Taxes
prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make or change any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring income to periods ending after the Effective Time or accelerating deductions to periods ending on or before the Effective Time), settle or otherwise compromise any claim relating to Taxes, enter into any closing agreement or similar agreement relating to Taxes, otherwise settle any dispute relating to Taxes or request any ruling or similar guidance with respect to Taxes, adopt or change any accounting method in respect of Taxes, enter into any Tax indemnity, sharing, allocation or similar agreement or closing agreement, or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment, other than as set forth in ýSection 13 (Israeli Tax Rulings);
1.1.2.15 Liens
place or grant a Lien on any of its assets reflecting a security interest with a value of at least US$ 150,000, except for Liens for Taxes not yet due and payable or contested in good faith;
1.1.2.16     Material Contracts
enter into any Contract that would constitute a Material Contract, or violate, terminate, amend in a manner adverse to the Company or waive any of the terms of any of its Material Contracts;
1.1.2.17 Payment of Obligations; Collection of Receivables

(A)
pay, discharge, settle or satisfy any claims, liabilities, litigation or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than with respect to the Transaction Expenses or a settlement reimbursable from insurance, and other than the payment, discharge, settlement or satisfaction, in the Ordinary Course of Business or in accordance with their terms, pursuant to Contracts made available to Parent, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company Disclosure Documents or incurred in the Ordinary Course of Business after the date of the most recent balance sheet included in such financial statements;

(B)	cancel any material Indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value; or

(C)	give any discount, accommodation or other concession other than in the Ordinary Course of Business, in order to accelerate or induce the collection of any receivable;
1.1.2.18 Grants
apply for or accept any new Government Grant or other subsidy;

1.1.2.19 Related Party Transactions
enter into, engage in or amend any transaction, Contract or understanding with any Related Party or any interested parties (Ba’alay Inyan);
1.1.2.20 Intellectual Property

(A)
abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any Company Intellectual Property, Company Technology or Company IP Contract, including failing to perform or cause to be performed all applicable filings, recordings and other acts, necessary to maintain and protect its interest in the Company Intellectual Property, Company Technology and Company IP Contracts;

(B)	grant to any third party any license with respect to any Company Intellectual Property or Company Technology, except non-exclusive licenses granted in the Ordinary Course of Business;

(C)	develop, create or invent any Intellectual Property jointly with any third party except in accordance with the terms of any existing Contracts disclosed to Parent; or

(D)
transfer or provide a copy of any Company source code to any Person (other than providing access to Company source code to current employees and consultants of the Company involved in the development of the Company Products on a need to know basis, consistent with past practice);

1.1.2.21 Lawsuits; Settlements

(A)
commence, settle or compromise any suit, action or claim which (1) would be reasonably expected to involve restrictions on the business activities of the Company or any Company Subsidiary or (2) would be reasonably expected to involve the issuance of Company shares; other than (i) for the routine collection of bills, (ii) in such cases where failure to commence, settle or compromise such suit, action or claim would be reasonably expected to result in the material impairment of a valuable aspect of its business (provided that it consults with Parent prior to the filing of such a suit or the entering into such settlement or compromise), or (iii) for a breach of this Agreement;

(B)	settle or agree to settle any lawsuit or other dispute (other than lawsuits or disputes which are immaterial to the Company or any Company Subsidiary);
1.1.2.22 Confidentiality and Non-Competition Agreements
modify or amend in a manner adverse to the Company or terminate, or waive, release or assign any rights or claims with respect to any confidentiality or non-competition undertaking of a third party (including employees and consultants) towards the Company pursuant to an agreement to which the Company is a party;
1.1.2.23     General
authorize any of, or resolve, commit or agree to take any of, the foregoing actions, any action which would reasonably be expected to make any of the Company’s representations or warranties contained in this Agreement untrue or incorrect in a manner which would reasonably be expected to give rise to the failure of a Parent Closing Condition or prevent the Company from performing one or more covenants required hereunder to be performed by the Company in a manner which would reasonably be expected to give rise to the failure of a condition set forth in Section 8.4 of the Agreement;
1.1.2.24 No Leakage (the following referred to as “No Leakage Covenants”)
permit any Leakage, except for (i) Leakages that have been completely remedied prior to the Closing Date and (ii) Permitted Leakages.